









Make amazing happen.

2024 Annual Report

FINANCIAL PERFORMANCE



**CDW's Balanced Portfolio
2024 Net Sales – $21.0 B**

All six customer sales channels delivered approximately
$1.5 Billion or greater in Net sales

- **Corporate** (>250 employees)
- **Small Business** (<250 employees)
- **Government** (Federal, State and Local)
- **Education** (K-12, Higher Ed)
- **Healthcare**
- **Other** (Canada, UK)

At CDW, everything we do revolves around meeting the needs of our customers.

CDW's integrated technology solutions and services helped approximately 250,000 business, government, education and healthcare customers in 150 countries navigate an increasingly complex IT landscape and optimize the return on their technology investment.









* Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income and Non-GAAP net income per diluted share are non-GAAP financial measures. Please refer to "Use of Non-GAAP Financial Measures" on the inside back cover for further information.

** Return on Working Capital ("ROWC") is defined as the percentage of Non-GAAP Operating Income After-tax divided by Working Capital. Please refer to "Use of Non-GAAP Financial Measures" on the inside back cover for further information.

CEO STAKEHOLDER LETTER

Technology is undergoing unprecedented, accelerated change, delivering breakthroughs that are reshaping our world at an incredible pace. Generative artificial intelligence (AI), autonomous digital agents and robotics are transforming sectors from healthcare to manufacturing to retail. New technologies are improving design and architecture, delivering immersive experiences in education and entertainment, and enhancing customer experiences. Interconnectivity between devices, networks, and systems is more vital than ever, with data the most valuable asset, and security the critical foundation for success. At the same time, the world continues to redefine how we work, evolving from onsite to remote to hybrid and now every possible configuration with unhindered access to information. We are living in an exciting, yet complex technology environment.

In 2024, technology complexity existed against the backdrop of economic volatility. Despite pockets of strength, the economy faced recession fears, lingering high interest rates and inflation, all further complicated by the uncertainties associated with geopolitical tensions and a federal election.

Extraordinary Commitment to Customers

For CDW, everything we do starts with our customers. What do they need and how can we meet that need? In 2024, our customers faced uncertainty and complexity with limited resources. They needed an expert partner who could help them maximize every dollar of IT investment today *and* help them prepare for tomorrow.

Once again, our team demonstrated their extraordinary commitment to customers. To address current needs, they leveraged our extensive portfolio to provide solutions that deliver short-term return on investment and cost flexibility. While this drove excellent performance in Cloud, Security and Services, it also compressed hardware demand, significantly impacting overall IT spending. To address future needs, our team utilized our deep expertise and strong partner relationships to help customers understand not only how to navigate and prepare for technological shifts, but how they can use new technologies to shape their future.

Our ability to address customers' current needs and help them shape their future underscores the strength

"Our ability to address customers' current needs and help them shape their future underscores the strength of our strategy and the power of our comprehensive, full-lifecycle solutions."

of our strategy and the power of our comprehensive, full-lifecycle solutions. It is a cornerstone of the enduring, differentiated value we provide to both customers and our vendor partners.

Financial Results

Within 2024's challenging demand environment our net sales declined 2 percent, and gross profit declined roughly 1 percent. Non-GAAP operating income and non-GAAP net income per share declined by roughly 5 percent and 4 percent, respectively.

While our financial performance was not where we wanted it to be, the team's ability to meet customer needs delivered strong profitability and cash flow. Driven by the success of our strategy, our non-GAAP operating income margin was 2 percentage points higher than its 2019 level. You see the impact our strategy has had on profitability in our gross profit and non-GAAP net income per share, with both increasing at a five-year compound annual growth rate of 9 percent.

Value to Stockholders

The more than $1.0 billion in adjusted free cash flow we generated provided excellent flexibility to execute against our capital priorities, and we returned $832 million to shareholders via dividends and share repurchases in 2024. Our commitment to returning excess free cash flow to shareholders was reinforced by the December 2024 action by our Board of Directors to increase our share repurchase

Broad Portfolio of Solutions and Services

The breadth of our product and solutions portfolio ensures we are well-positioned to meet our customers' needs and pivot quickly to trends in customer demand.

	ON PREMISE	ON JOURNEY	ON MULTI-CLOUD
DESIGN	Solution Designs	Transformation Designs	Platform Designs
ORCHESTRATE	Solution Builds	Upgrades & Migrations	Cloud Services Builds
MANAGE	Operations & Support	Managed Migrations	Cloud Services & Resources

authorization by $750 million. Since our IPO in June 2013, our dividend has increased nearly fifteen-fold, and we have returned $7.2 billion to stockholders through dividends and share repurchases.

Building on Our Strengths

During 2024, we maintained our strategic focus and moved forward with initiatives that further strengthened our scale and sustainable competitive advantages. We built on our productivity and efficiency, with a focus on streamlined sales processes and repeatable solutions. We continued to productize our approach to the fastest-growing, high-relevance technology vectors, particularly in wrap-around cloud services to make it easier for customers to adopt cloud solutions. Our digital capabilities were further aligned to serve customers the way they want to plan, buy, consume, and manage IT, including the launch of an intelligent recommendation model, part of our Trusted Digital Advisor, RUBI.

We also built upon our strong relevance to our customers, coworkers, and partners. To enhance our agility and accelerate pipeline growth, we continued to deepen our technical and industry expertise across all end-markets. We know more than anything that customers value our unbiased, highly informed point of view. A point of view that enables our ability to architect and implement full-stack, multi-brand solutions that cut through the 'noise' and deliver outcomes that address each customer's unique needs. When CDW industry experts sit side-by-side with the C-suite at the table, they add significant value to the decision-making process and move us up the technology stack with larger, more integrated, and more complex solutions.

CDW Healthcare showcases the power of industry expertise. More than two dozen former CIOs, CTOs, and clinical practitioners have been crucial in the development and launch of proprietary healthcare solutions, including innovative Healthcare Transformation Centers. Healthcare Transformation Centers provide collaborative spaces equipped with the latest technology and staffed by experts where healthcare organizations explore new concepts, develop strategies and test customized solutions. Our team of healthcare experts was also critical to the development of our Patient Room Next solution, which integrates new technologies like smart sensors and AI with electronic medical records so healthcare professionals can focus on patients. Patient Room Next delivers measurable outcomes, like reduced readmission rates, enhanced on-site safety, and increased patient satisfaction. Truly amazing outcomes.

Healthcare is just one example of how our solutions are helping make amazing outcomes happen across all facets of the economy, including education, government, and businesses of all sizes in the US, UK, and Canada. Outcomes made possible by combining deep industry-specific expertise with our extensive portfolio and deep capabilities.

Over the past six years, we have invested over $3.5 billion to enhance our cloud and software capabilities and have onboarded over 2,000 service delivery coworkers. We added to these capabilities in 2024 with the acquisition of Mission Cloud Services, a leader in

"When CDW industry experts sit side-by-side with the C-suite at the table, they add significant value to the decision-making process and move us up the technology stack with larger, more integrated, and more complex solutions."

Proven Track Record of Execution to Accelerate Capabilities



COMPLEXITY/ PRODUCTIVITY AND GROWTH BENEFITS
1984 CDW founded by Michael Krasny
1995 CDW launches CDW.com
1998 CDW•G founded
2003 Micro Warehouse Canada becomes CDW Canada
2005 Opens Western Distribution Center Launches CDW Healthcare
2006 Acquires Berbee Information Networks
2007 Launches Nonprofit
2008 Launches Financial Services
2015 Acquires UK-based Kelway
2017 Launches CDW Small Business
2019 Acquires Scalar Decisions and Aptris
2020 Acquires IGNW, Aeritae and Southern Dakota Solutions
2021 Acquires Amplified IT, Focal Point and Sirius Computer Solutions
2023 Acquires Locus Recruiting and Enquizit
2024 Acquires Mission Cloud Services
PRODUCTS
INTEGRATED TECHNOLOGY SERVICES AND SOLUTIONS



Unique Value Proposition

CDW sits between customers and vendor partners, creating value for both.

Customer Value

CDW®

Intimate Knowledge of IT Environment and Landscape

Vendor Partner Value

VALUE TO CUSTOMERS
- Broad selection of products and multi-branded IT solutions
- Value-added services with integration capabilities
- Highly skilled specialists and engineers
- Solutions across full IT lifecycle
- Industry vertical expertise

VALUE TO VENDOR PARTNERS
- Access to ~250,000 customers
- Large and established customer channels
- Strong distribution and implementation capabilities
- Customer relationships driving insight into technology roadmaps
- Industry vertical expertise

driving cloud adoption and migration. Mission Cloud Services complements other recent cloud investments, including cloud migration, cybersecurity, full-stack cloud-native software development, DevOps engineering, robust consulting, and cloud-based workflow automation expertise. Investments like Mission Cloud Services are a vital component of our unique value proposition and ensure we are there to help our customers address their priorities today and shape their future.

Looking to the Future

In 2025, customers continue to face the challenge of operating within an uncertain, complex environment and new innovations continue to rapidly redefine the power of technology. At the same time, customers face accelerated workload and data growth, increased security threats, and a myriad of choices to enhance and address an aged installed base of client devices. Our customers need us now more than ever.

And we are ready. As we navigated the last two challenging IT market years, we never lost sight of the value we bring to our customers and vendor partners.

We deepened our expertise and our portfolio and increased our presence in security, cloud and services — three areas in the highest growth vectors that are critical to the adoption of new technologies. Today, each area represents a multi-billion dollar business for us and is vital to our ability to help customers navigate today's unprecedented complexity. A great example of this in action is how we are helping customers on their Artificial Intelligence journey. While early, we are gaining traction and have exciting offerings in the market today, including our Mastering the Art of AI Transformation Workshop (MOAT). Our MOAT workshops facilitate collaboration across customer organizations and create a holistic plan for AI adoption from return on investment analysis, data governance and security requirements through implementation. AI solutions are just one way our customer-centric approach to everything we do is delivering exceptional value.

Our value proposition is stronger than ever. This is why I am so confident about our future. While there may be bumps along the way, I know that regardless of market conditions and

"Our value proposition is stronger than ever. This is why I am so confident about our future...regardless of market conditions and wherever priorities lie."

wherever priorities lie, we will be there for our customers with the discipline and rigor that is CDW's hallmark, delivering the solutions they need for today *and* the future.

In Appreciation

I would like to extend my gratitude to the more than 250,000 customers around the world who place their trust and confidence in us every day. You are why we exist. I also want to thank our more than 1,000 world-class technology partners for their collaboration and support. Lastly, I want to express my deepest appreciation to our more than 15,000 coworkers around the world for their incredible commitment and dedication to our customers. You truly *make amazing happen*.

Christine Leahy

Christine A. Leahy
Chair, President and
Chief Executive Officer
April 9, 2025



Christine A. Leahy

GOVERNANCE AND LEADERSHIP

Board of Directors

Virginia C. Addicott
Former President and
Chief Executive Officer,
FedEx Custom Critical

James A. Bell
Lead Independent Director, CDW
Corporation, Former Executive
Vice President, Corporate President
and Chief Financial Officer,
The Boeing Company

Lynda M. Clarizio
Co-Founder and General Partner of
The 98; Former Executive Vice
President, Strategic Initiatives,
The Nielsen Company (US), LLC

Anthony R. Foxx
Emma Bloomberg Professor of
Practice of Public Leadership and
Director of the Center for Public
Leadership, Harvard Kennedy School
of Government; Former United States
Secretary of Transportation

Kelly J. Grier
Former U.S. Chair and Managing
Partner (CEO), Ernst & Young LLP

Marc E. Jones
Chairman and Co-Chief Executive
Officer, Aeris Communications

Christine A. Leahy
Chair, President and Chief Executive
Officer, CDW Corporation

Sanjay Mehrotra
President and Chief Executive Officer,
Micron Technology, Inc.

David W. Nelms
Former Chairman and
Chief Executive Officer,
Discover Financial Services, Inc.

Joseph R. Swedish
Former Chairman, President and
Chief Executive Officer,
Anthem, Inc.

Donna F. Zarcone
Former President and
Chief Executive Officer,
The Economic Club of Chicago

Executive Officers

Christine A. Leahy
Chair, President and Chief
Executive Officer

Sona Chawla
Chief Growth and Innovation Officer
and Executive Vice President

Elizabeth H. Connelly
Chief Commercial Officer and Executive
Vice President

Frederick J. Kulevich
Chief Legal Officer, Executive Vice
President, Risk and Compliance,
and Corporate Secretary

Albert J. Miralles
Chief Financial Officer and
Executive Vice President, Enterprise
Business Operations

Katherine E. Sanderson
Chief Human Resources Officer
and Executive Vice President,
Coworker Success


UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K


(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2024

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from   to


Commission File Number 001-35985



CDW CORPORATION

(Exact name of registrant as specified in its charter)


Delaware	**26-0273989**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 N. Milwaukee Avenue **Vernon Hills , Illinois**	**60061**
(Address of principal executive offices)	(Zip Code)


(847) 465-6000

(Registrant's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CDW	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $29,833 million, based on the per share closing sale price of $223.84 on that date.

As of February 18, 2025, there were 132,492,273 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's definitive proxy statement for its 2025 annual meeting of stockholders to be held on May 20, 2025, which will be filed with the Securities and Exchange Commission on or before April 30, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

CDW CORPORATION AND SUBSIDIARIES

ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2024

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results or events and estimates of amounts not yet determinable. These statements also relate to our future prospects, growth, developments and business strategies. We claim the protection of The Private Securities Litigation Reform Act of 1995 for all forward-looking statements in this report.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate," "assume," "believe," "estimate," "expect," "goal," "intend," "plan," "potential," "predict," "project," "target" and similar terms and phrases or future or conditional verbs such as "could," "may," "should," "will," and "would." However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions and other expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from those that we expected.

Important factors that could cause actual results or events to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report and from time to time in our subsequent Quarterly Reports on Form 10-Q and our other US Securities and Exchange Commission ("SEC") filings and public communications. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by those cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not reflect all of the factors that could cause actual results or events to differ from our expectations. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this report are made only as of the date hereof or, with respect to any documents incorporated by reference, available at the time such document was prepared or filed with the SEC. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

Item 1. Business

Our Company

CDW Corporation (together with its subsidiaries, the "Company," "CDW" or "we"), a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to business, government, education and healthcare customers in the United States ("US"), the United Kingdom ("UK") and Canada. Our broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

We are vendor, technology and consumption model unbiased, offering a broad selection of products and multi-branded IT solutions. Our solutions are delivered in physical, virtual and cloud-based environments through approximately 10,900 customer-facing coworkers, including sellers, highly-skilled specialists and engineers. We are a leading sales channel partner for many original equipment manufacturers ("OEMs"), software publishers, cloud providers (collectively, our "vendor partners") and wholesale distributors, whose products we sell or include in the solutions we offer. We provide our vendor partners with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage, technical expertise and extensive customer access.

We simplify the complexities of technology solutions across design, selection, procurement, integration and management for our customers. Our goal is to have our customers, regardless of their size, view us as a trusted adviser and extension of their IT workforce. Our multi-brand offering approach across our vendor partners enables us to provide the solutions and services that best address each customer's specific requirements to enable their desired business outcomes.

We have capabilities to provide integrated IT solutions in approximately 150 countries for customers with primary locations in the US, UK and Canada, which are large and growing markets. These are highly fragmented markets served by thousands of IT resellers and solutions providers. We believe that demand for IT will outpace general economic growth in the markets we serve, fueled by new technologies, including hybrid and cloud computing and artificial intelligence, as well as growing end-user demand for security, efficiency and productivity.

Value Proposition

We are positioned in the middle of the IT ecosystem where we procure products from OEMs, software publishers, cloud providers and wholesale distributors and provide added value to our customers by helping them navigate through complex options and implement the best solution for their business. In this role, we believe we provide unique value to both our vendor partners and our customers.

Our value proposition to our customers
- Broad selection of products and multi-branded IT solutions
- Value-added services with integration capabilities
- Highly-skilled specialists and engineers
- Solutions across IT lifecycle

Our value proposition to our vendor partners
- Access to over 250,000 customers
- Large and established customer channels
- Strong distribution and implementation capabilities
- Customer relationships driving insight into technology roadmaps

Customers

We provide integrated IT solutions to over 250,000 business, government, education and healthcare customers throughout the US, UK and Canada.

We serve our customers through sales teams focused on customer end-markets that are supported by highly-skilled specialists and engineers. Our market segmentation allows us to customize our offerings and to provide enhanced expertise in designing and implementing IT solutions that meet our customer's specific needs.

We have three reportable segments: Corporate, Small Business and Public. Our Corporate segment primarily serves US private sector business customers with more than 250 employees. Our Small Business segment primarily serves US private sector business customers with up to 250 employees. Our Public segment is comprised of government agencies and education and healthcare institutions in the US. We also have two other operating segments: CDW UK and CDW Canada, each of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other").

In our US business, which represents approximately 90% of our Net sales, we currently have five dedicated customer channels: corporate, small business, government, education and healthcare, each of which generated $1.5 billion or greater in Net sales in 2024. Net sales to customers in the UK and Canada combined generated $2.5 billion in 2024. We believe this diversity of customer end-markets provides us with multiple avenues for growth and has been a key factor in our ability to weather economic and technology cycles and gain market share.

Partners

We offer more than 100,000 products and services from more than 1,000 vendor partners, including well-established companies such as Adobe, APC, Apple, Amazon Web Services, Broadcom Inc., Cisco, Dell Technologies, Google, Hewlett Packard Enterprise, HP Inc., IBM, Intel, Lenovo, Microsoft, NetApp, Nutanix, Palo Alto Networks, Pure Storage and Samsung, as well as from emerging technology companies. This broad portfolio of vendor partners and technologies enables us to offer customers significant options and meet customer demand for the products and solutions that best meet their needs. We believe our value proposition to vendor partners enables us to evolve our offering as new technologies emerge and new companies seek us as a channel partner.

In 2024, we generated $2.0 billion of Net sales from each of our three largest vendor partners. We have received the highest level of certification from major vendor partners such as Broadcom Inc., Cisco, Dell Technologies, Hewlett Packard Enterprise, IBM, Lenovo, Microsoft, NetApp, Nutanix, Palo Alto Networks and Samsung which reflects the extensive product and solution knowledge and capabilities that we bring to our customers. These certifications also provide us with access to favorable pricing, tools and resources, including vendor incentive programs, which we use to provide additional value to our customers. Our vendor partners also regularly recognize us with top awards and select us to develop and grow new customer solutions.

Product Procurement

We may purchase all or only some of the products our vendor partners offer for resale to our customers or for inclusion in the solutions we offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also purchase software from major software publishers and cloud providers for resale to our customers or for inclusion in the solutions we offer. Our agreements allow us to resell cloud based solutions, software or other licensed products to the end-user customer.

In addition to purchasing products directly from our vendor partners, we purchase products from wholesale distributors for resale to our customers or for inclusion in the solutions we offer. These wholesale distributors provide logistics management and supply-chain services for us, as well as for our vendor partners.

Inventory Management

We operate two distribution centers in North America and one distribution center in the UK, which combined provide more than 1 million square feet in size. Leveraging our distribution and logistics capabilities, we handle and ship approximately 26 million units annually on an aggregate basis from our distribution centers.

We also have drop-shipment arrangements with many of our OEMs and wholesale distributors, which permit us to offer products to our customers without having to take physical delivery at our distribution centers. These arrangements represented approximately 54% of total North America Net sales in 2024.

We believe that the location of our distribution centers allows us to efficiently ship products to our customers and provide timely access to our principal distributors. We believe that our logistics and configuration capabilities delivered by our highly-skilled and certified team enable us to customize technology for our customers to meet their unique needs.

We believe competitive sources of supply are available in substantially all of the product categories that we offer.

Competition

The market for technology products, solutions and services is highly competitive and subject to economic conditions and rapid technological changes. This competitive environment includes the ability to tailor solutions to customer needs, the quality and breadth of product and service offerings, knowledge and expertise of sales force, customer service, price, product availability, speed of delivery and credit availability. We face competition from resellers, manufacturers who sell directly to customers, large service providers and system integrators, cloud providers, e-commerce companies, and office supply retailers, among others. Smaller, local or regional value-added resellers typically focus on a single solution suite or portfolio of solutions from one or two vendor partners.

We believe we are well positioned to compete within this marketplace due to our competitive advantages. We expect the competitive landscape to continue to evolve as new technologies and consumption models emerge, such as cloud-based and other "as a service" solutions, hyper-converged infrastructure, embedded software solutions and solutions that incorporate artificial intelligence. While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors. For additional information on the risks associated with competition, see "Item 1A. Risk Factors."

We believe we have sustainable competitive advantages that differentiate us in the marketplace. We focus on providing high quality service to gain new customers and retain existing customers. We have built a strong sales organization and deep services and solutions capabilities over time and expect to continue to invest to enhance these capabilities. We believe the combination of our competitive advantages of scale, performance-driven culture and enhanced capabilities will help drive sustainable, profitable growth for us today and in the future. Our scale enables us to have a national and international footprint, as well as invest in resources to meet specific customer end-market needs. Our sellers are organized around unique customer end-markets that are both vertically and geographically focused. Our scale enables our ability to invest in specialists and engineers who work directly with our sellers to help customers implement complex IT solutions. We have cross-border relationships that enable us to serve the needs of our US, UK and Canadian-based customers in approximately 150 countries. Our strong, execution-oriented culture is underpinned by our compensation system.

Our Offerings

Our offerings range from discrete hardware and software products and services to complex integrated solutions including one or more of these elements. We believe our customers increasingly view technology purchases as integrated solutions vital to their strategies, business outcomes and missions rather than discrete product and services categories. Our hardware category includes notebooks/mobile devices (including tablets), network communications ("netcomm products"), collaboration hardware, data storage and servers, desktop computers and other hardware. Our software category includes cloud solutions, software assurance, application suites, security, virtualization, collaboration and productivity applications, operating systems and network management. Our services include advisory and design, software development, implementation, managed services and warranties.

IT is important to both critical business operations and to drive greater growth and productivity. To help our customers accomplish this, we have built a robust portfolio of solutions across hybrid infrastructure, digital experience, security, digital velocity and services that we provide in on-premise, hybrid or cloud-based environments.

We provide customers with technology solutions and services on the public cloud, which reside off-premise on a public (shared) infrastructure, private cloud solutions, which reside on customer premises and hybrid cloud solutions that deliver the benefits of both public and private options. Our migration, integration and managed services help our customers simplify cloud adoption and management, across the entire IT lifecycle. Engineers work with our customers to design cloud solutions meeting their organizational, technology and financial objectives.

We offer a broad portfolio of integrated solutions that include the following on-premise, hybrid and cloud capabilities:

- *Hybrid Infrastructure*: We assess our customers application infrastructure need, design flexible, resilient and efficient solutions and manage the solution throughout its lifecycle. Our broad portfolio of hardware and software products, encompassing both on and off-premise solutions, enables us to provide well-integrated solutions, including converged and hyper-converged infrastructure, physical and virtualized servers, software defined automation and orchestration solutions, hybrid storage, energy-efficient power and cooling, and data center networking.

- *Digital Experience*: We build end-to-end solutions that deliver access to applications that improve our customers' productivity regardless of device or location. We connect our customers' physical devices, including laptops, desktops, IP Phones, mobile devices and print systems. We utilize collaboration solutions to unite applications via the integration of products that facilitate the use of multiple enterprise communication methods including email, persistent chat, social media, voice and video. We also host cloud-based collaboration solutions. We enable our customers with artificial intelligence ("AI") solutions that empower their end users and drive efficiency in business-critical functions. Our solutions provide the tools that allow our customers' employees to share knowledge, ideas and information among each other and with clients and partners effectively, securely and quickly.

- *Security*: We assess our customers' security needs and provide them with tools and services to help effectively manage risk, increase business continuity and operational efficiency, and improve their end user experience. We are a security solutions integrator that combines our expertise in advisory, design, solution architecture and implementation services. Our customer solutions can take the form of hardware, software or Software as a Service across a multitude of categories such as: endpoint security, email security, web security, intrusion prevention, identity and access management, next-generation firewall, security service edge, security information and event management, exposure and threat management, governance, risk and compliance, data security and governance, cloud infrastructure entitlement management, virtual private network services, network access control and physical security. Security consulting engagements include security maturity assessments, policy and procedure gap analysis, security roadmaps and health checks.

- *Digital Velocity:* We deliver advanced digital transformation solutions that enable organizations to modernize their IT infrastructure, applications and operations. Leveraging expertise in cloud-native deployment, DevOps, artificial intelligence and automation, we help customers improve business outcomes through scalable and secure technology implementations. We enable specific customer business needs through customer software engineering engagements, providing custom application development, modernization and integration services, as well as talent orchestration solutions that give our customers access to technical resources that supplement their workforce for project-based engagements and periods of peak demand.

For each of the solutions areas above, we provide services that help organizations plan, design, configure, orchestrate and manage technology for their unique needs. Our offerings demonstrate our expertise in the most critical technology areas for our customers. Our highly-skilled specialists and engineers have expertise in integrated cloud, collaboration, data center, mobility and security business technology, from the physical to the application layer. We leverage best-in-class partner technology platforms to seamlessly architect and manage disparate IT platforms into integrated business technology solutions.

Although we believe customers increasingly view technology purchases as solutions rather than discrete product and service categories, our Net sales by major category, based upon our internal category classifications, was as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
(dollars in millions)	**Net Sales**	**Percentage of Total Net Sales**	**Net Sales**	**Percentage of Total Net Sales**	**Net Sales**	**Percentage of Total Net Sales**
Hardware:						
Notebooks/Mobile Devices	$ 5,089.9	24.2 %	$ 4,690.5	21.9 %	$ 6,179.7	26.0 %
Netcomm Products	2,538.2	12.1	3,185.4	14.9	2,729.7	11.5
Collaboration	1,770.6	8.4	1,909.7	8.9	2,394.8	10.1
Data Storage and Servers	2,133.8	10.2	2,240.7	10.5	2,479.0	10.4
Desktops	1,111.2	5.3	1,069.1	5.0	1,284.9	5.4
Other Hardware	2,575.4	12.3	2,607.2	12.3	3,022.9	12.7
Total Hardware	15,219.1	72.5	15,702.6	73.5	18,091.0	76.1
Software[1]	3,804.4	18.1	3,799.3	17.8	3,684.9	15.5
Services[1]	1,867.3	8.9	1,761.3	8.2	1,842.0	7.8
Other[2]	107.9	0.5	112.8	0.5	130.8	0.6
Total Net sales	$ 20,998.7	100.0 %	$ 21,376.0	100.0 %	$ 23,748.7	100.0 %

(1) Certain software and services revenue is recorded on a net basis for accounting purposes. As a result, the category percentage of Net sales is not representative of the category percentage of gross profits.

(2) Includes items such as delivery charges to customers.

Our Internal Capabilities

Human Capital Management

Our long-standing values and philosophies of success are based on fostering a welcoming, respectful, accountable and fair culture where coworkers have the opportunity to thrive. This culture, along with strong training and development, competitive compensation and opportunities for meaningful careers, drives business results and competitive advantage.

We have approximately 15,100 coworkers across the globe, with 11,500 coworkers in the US and 3,600 coworkers in international locations. More than 50% of our US Net sales are generated by account managers who have more than seven years of tenure with CDW. Our coworker relations are strong, and none of our coworkers are represented by a labor union or covered by a collective bargaining agreement.

One CDW

One CDW reflects the work we do to find, attract and retain top talent, encourage a welcoming and respectful culture, create meaningful partnerships across teams, and ensure coworkers have the tools and opportunities to grow and help the business succeed.

Coworker Engagement

We strive to create a culture of collaboration, respect and individual growth and reward. Our coworker engagement strategy utilizes periodic surveys as well as virtual listening groups to gain a real-time understanding of the coworker experience at CDW. As a result of our coworkers' consistent engagement, we have garnered meaningful feedback and recommendations, which have led to measurable and impactful results.

Training & Development

We focus on skills enhancement, leadership development, innovation excellence and professional growth throughout our coworkers' careers. Our programs include, but are not limited to leadership development trainings, unique developmental opportunities for our high-potential emerging leaders, a robust training program for new sales coworkers, technical skill development training, a 12-month apprentice-style program for aspiring engineers and coworker access to over 20,000 on-demand educational modules with new content updated frequently.

Total Rewards

Our total rewards philosophy provides market competitive compensation and benefits designed to attract, retain and motivate our coworkers. We pay for performance through our compensation programs which are aligned to both individual and company performance. Our sellers' compensation is aligned to their individual performance and provides substantially uncapped commission opportunity. We provide a comprehensive benefits package to our coworkers, including healthcare, retirement plans with profit sharing and match, tuition assistance, parental leave policies, adoption assistance, paid time off, paid volunteer hours and philanthropic match programs based upon eligibility and location.

Health and Safety

We are committed to prioritizing the health and well-being of our coworkers. We dedicate time and resources to identify safety hazards of all types, mitigate safety risk and routinely train our coworkers using industry best-practices as our standard, as well as provide increased access to mental health resources.

Oversight and Management

Our Coworker Success organization is responsible for the strategy and management of coworker-related matters, working in concert with all our leaders. Our Board understands the importance of our respectful, performance-driven culture to our ongoing success and is actively engaged with our Chair and Chief Executive Officer and our Chief Human Resources Officer across a broad range of human capital management topics.

Marketing

We market the CDW brand to US, UK and Canadian audiences through various channels, including mass media, digital, print, social media and other emerging channels. We target current and prospective customers through integrated marketing programs including email, display ads, paid search, social media, events and sponsorships. These programs are supported by integrated communication efforts targeting technology decision-makers, influencers and the general public using a combination of expert technology articles, videos, case studies, media interviews and speaking events.

As a result of our relationships with vendor partners, a significant portion of our advertising and marketing expenses is reimbursed through cooperative advertising programs. These programs are at the discretion of our vendor partners and are typically tied to sales or other commitments to be met by us within a specified period. We believe that our results and analytical techniques for measuring marketing efficacy differentiates us from our competitors.

Information Technology Systems

We maintain customized IT and unified communication systems that enhance our ability to provide prompt, efficient and expert service to our customers. In addition, these systems enable centralized management of key functions, including purchasing, inventory management, billing and collection of accounts receivable, sales, distribution and financial accounting and reporting. Our systems provide us with thorough and detailed information regarding key aspects of our business. These capabilities help us to continuously enhance productivity, ship customer orders quickly and efficiently, respond appropriately to industry changes and provide high quality customer service. We believe our websites and software tools, which provide electronic order processing and advanced features, such as order tracking, reporting and asset management, make it easy for customers to transact business with us and ultimately strengthen our customer relationships. We are in the process of implementing a new enterprise resource planning ("ERP") system, along with other system transformation initiatives, that will enable us to streamline processes and enhance visibility in our key business processes. The significant system transformation initiatives, including ERP, are anticipated to be released in 2025 with incremental system transformation releases continuing in 2026.

Available Information

We maintain a website at www.cdw.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this report.

Information about our Executive Officers

The following table lists the name, age as of February 21, 2025 and positions of each executive officer of the Company.

Name	Age	Position
Christine A. Leahy	60	Chair of our Board of Directors since January 2023; President and Chief Executive Officer and member of our Board of Directors since January 2019; Chief Revenue Officer from July 2017 to December 2018.
Sona Chawla	57	Chief Growth and Innovation Officer since January 2020; President, Kohl's Corporation (an omnichannel retailer) from May 2018 to October 2019 and Chief Operating Officer, Kohl's Corporation from November 2015 to May 2018.
Elizabeth H. Connelly	59	Chief Commercial Officer since October 2024; Senior Vice President, Vertical Markets, from January 2024 to October 2024; Senior Vice President, Healthcare from September 2022 to December 2023; Chief Human Resources Officer and Senior Vice President, Coworker Services from December 2018 to September 2022.
Frederick J. Kulevich	59	Senior Vice President, General Counsel and Corporate Secretary since October 2017 and Interim Chief People Officer from November 2023 to September 2024.
Albert J. Miralles	55	Chief Financial Officer and Senior Vice President, Enterprise Business Operations since January 2025; Senior Vice President and Chief Financial Officer from September 2021 to January 2025; Executive Vice President and Chief Financial Officer, CNA Financial Corporation (a commercial property and casualty insurance company) from February 2020 to September 2021; President, CNA Warranty from October 2019 to September 2021; Executive Vice President and Chief Risk Officer of the CNA Insurance Companies from January 2018 to October 2019.
Katherine E. Sanderson	49	Senior Vice President, Coworker Success and Chief Human Resources Officer since September 2024; Executive Vice President and Chief Human Resources Officer, R1 RCM (a healthcare technology and services company) from November 2018 to September 2024.

Item 1A. Risk Factors

There are many factors that could adversely affect our business, results of operations and cash flows, some of which are beyond our control. The following is a description of some important factors that may cause our business prospects, results of operations and cash flows in future periods to differ materially from those currently expected or desired. Factors not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, results of operations and cash flows.

Business and Operational Risks

Our business depends on our vendor partner and wholesale distributor relationships and the terms of the agreements governing those relationships.

Our solutions portfolio includes products and services from OEMs, software publishers and cloud providers. We are authorized by these vendor partners to sell all or some of their products and services via direct marketing activities. Our authorization with each vendor partner is subject to specific terms and conditions regarding such things as sales channel restrictions, product return privileges, services performance commitments, price protection policies, purchase discounts and vendor partner programs and funding, including purchase rebates, sales volume rebates, purchasing incentives and cooperative advertising reimbursements. However, our contracts with our vendor partners are primarily short-term and many of these arrangements are terminable upon notice by either party. A reduction in vendor partner programs or funding or our failure to timely react to changes in vendor partner programs or funding could have an adverse effect on our business, results of operations or cash flows. In addition, a reduction in the amount or a change in the terms of credit granted to us by our vendor partners could increase our need for, and the cost of, working capital and could have an adverse effect on our business, results of operations or cash flows.

From time to time, vendor partners may terminate or limit our right to sell some or all of their products or change the terms and conditions or reduce or discontinue the incentives that they offer us. For example, there is no assurance that, as our vendor partners continue to sell directly to end users and through resellers, they will not limit or curtail the availability of their products to solutions providers like us. Any such termination or limitation or the implementation of such changes could have a negative impact on our business, results of operations or cash flows.

We purchase the products included in our portfolio both directly from our vendor partners and from wholesale distributors. A significant portion of our sales are derived from products manufactured by Apple, Cisco, Dell Technologies, HP Inc., Lenovo and Microsoft. In addition, purchases from two wholesale distributors, Ingram Micro and TD SYNNEX, represent over 25% of our total purchases. The loss of, or change in business relationship with, any of these or any other wholesale distributors or key vendor partners, or the diminished availability of their products, including due to backlogs for their products, could reduce the supply and impact the cost of products we sell and negatively impact our competitive position.

Further, the sale, spin-off or combination of any of our key vendor partners or wholesale distributors and/or certain of their business units, including any such sale to or combination with a vendor with whom we do not currently have a commercial relationship or whose products we do not sell, or our inability to develop relationships with new and emerging vendors and vendors that we have not historically represented in the marketplace, could have an adverse impact on our business, results of operations or cash flows.

Our sales are dependent on continued innovations in technology by our vendor partners and the competitiveness of their offerings, and our ability to partner with new and emerging technology providers.

The technology industry is characterized by rapid innovation and the frequent introduction of new and enhanced hardware, software and services, such as cloud-based and other "as a service" solutions, hyper-converged infrastructure, embedded software solutions and solutions that incorporate artificial intelligence. We have been and will continue to be dependent on innovations in technology, as well as the adoption of those innovations by customers. Also, customers may delay spending while they evaluate new technologies. A decrease in the rate of innovation, a lack of adoption of innovations by our customers or delays in technology spending by our customers, could have an adverse effect on our business, results of operations or cash flows.

In addition, if we are unable to anticipate and expand our capabilities to keep pace with changes in technology and new hardware, software and services, for example by providing the appropriate training to our account managers, specialists and engineers to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations or cash flows could be adversely affected.

We also are dependent upon our vendor partners for the development and marketing of hardware, software and services to compete effectively with hardware, software and services of vendors whose products and services we do not currently offer or that we are not authorized to offer in one or more customer channels. To the extent that a vendor's offering that is in high demand is not available to us for resale in one or more customer channels, and there is not a competitive offering from another vendor that we are authorized to sell in such customer channels, our business, results of operations or cash flows could be adversely impacted.

Issues relating to the use or capabilities of artificial intelligence, including social, ethical and safety issues, in hardware, software and services offerings may result in reputational harm, liability or increased costs.

Social, ethical and safety issues relating to the use of new and evolving technologies such as artificial intelligence-based technologies, including generative AI in our hardware, software and service offerings, as well as in our internal platforms, may result in reputational harm and liability. Certain of the hardware, software and services we offer increasingly utilize AI, and, as with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. If we use, enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm and/or legal liability. Increased focus and potential government regulation of AI may also increase the burden and cost of compliance in this area, subjecting us to brand or reputational harm, competitive harm and/or legal liability. Failure to address AI issues by us or others in our industry could undermine public confidence in AI and slow adoption of AI in our products and services.

Additionally, the development, adoption and use of AI by us or our vendor partners could result in unintended consequences, including exposing us to additional risks related to cybersecurity, privacy and data security, such as the risk of increased vulnerability to cybersecurity threats and exposure or theft of proprietary or sensitive information (which could result in such information being made available to our competitors and other members of the public), impacts to the stability of our operations, the generation of factually incorrect or biased outputs, reliance on outdated or unverified data, potential intellectual property infringements, the inability to protect generated content while facing unfavorable licensing terms and the inability to attract and retain key personnel. AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies. Further, the responsible development and deployment of AI requires ongoing investment in research, development and governance, which could adversely affect our results of operation or cash flows.

Substantial competition could reduce our market share and significantly harm our financial performance.

We compete with resellers, manufacturers who sell directly to customers, large service providers and system integrators, communications service providers, cloud providers, e-commerce companies and office supply retailers, among others. We expect the competitive landscape to continue to evolve as new technologies and consumption models emerge, such as cloud-based and other "as a service" solutions, hyper-converged infrastructure, embedded software solutions and solutions that incorporate artificial intelligence. Our continued competitiveness depends upon our ability to anticipate and evolve at pace and scale with new technologies, services and solutions through strategic and timely investments in innovation, expansion of offerings and the capabilities necessary to implement them.

While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors. For instance, while cloud-based solutions present an opportunity for us, cloud-based solutions and technology solutions as a service could increase the amount of sales directly to customers rather than through solutions providers like us, or could reduce the amount of hardware we sell. In addition, some of our hardware and software vendor partners sell, and could intensify their efforts to sell, their products directly to our customers. Moreover, traditional OEMs have increased their services capabilities through mergers and acquisitions, which could potentially increase competition in the market to provide comprehensive technology solutions to customers. If we are unable to effectively respond to the evolving competitive landscape, or respond in a manner that is less effective than that of our competitors, our business, results of operations or cash flows could be adversely impacted.

We focus on providing high quality service to gain new customers and retain existing customers. To the extent we face increased competition to gain and retain customers, we may be required to reduce prices, increase advertising expenditures or take other actions which could adversely affect our business, results of operations or cash flows. Additionally, some of our competitors may reduce their prices in an attempt to stimulate sales, which may require us to reduce prices. This would require us to sell a greater number of products to achieve the same level of Net sales and Gross profit. If such a reduction in prices occurs and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing operation, maintenance and development of our information technology systems, including our business systems, such as our sales, customer management, financial and accounting, marketing, purchasing, warehouse management, e-commerce and mobile systems, as well as our operational platforms, including voice and data networks and power systems, which may include third-party hosted systems or systems that may utilize cloud technologies outside of our control. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, including our transformation initiatives, could adversely affect, among other things, our ability to:

- conduct business with our customers, including delivering services and solutions to them;

- provide the means to effectively manage global operations across time zones;

- keep pace with changes and innovation and compete effectively;

- effectuate comprehensive and reliable data collection, maintenance and governance;

- manage our inventory, accounts receivable and accounts payable;

- support planned growth in services and solutions and continued evolution of the business;

- purchase, sell, ship and invoice our hardware and software products and provide and invoice our services efficiently and on a timely basis;

- maintain an effective internal control environment around our financial close process and regulatory reporting requirements;

- execute the financial close processes and deliver our required financial reporting with the SEC; and

- maintain our cost-efficient operating model while scaling our business.

Our information technology systems are inherently exposed to varied technological threats beyond our control. While we have taken steps to protect our information technology systems from a variety of threats, both internal and external, and from human error, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary systems, there can be no assurance that these redundant systems will operate properly if and when required. Moreover, software vulnerabilities within the third-party information technology software and systems we use are discovered and reported on nearly a daily basis. When made public or otherwise known to us, we attempt to remediate or mitigate these vulnerabilities following guidance provided by the software vendor, and/or appropriate authorities, and before the vulnerability is successfully used in a cyberattack against our systems. If and when cyberattacks target and successfully exploit these vulnerabilities, we take steps designed to contain and limit the impact on our business. Any disruption to or infiltration of our information technology systems could significantly impact our ongoing business operations, harm our reputation and adversely affect our results of operations and our ability to comply with customer, partner, legal or regulatory obligations.

We maintain and periodically upgrade many of our information technology systems, some of which are complex, costly and time consuming. If our information technology systems are not properly maintained or enhanced, the attention of our coworkers could be diverted and our ability to provide the level of service our customers demand could be constrained for some time. Further, new information technology systems and updates to existing information technology systems may not properly integrate with other information technology systems. Also, once implemented, the new information technology systems, updates to existing information technology systems and related technology may not provide the intended efficiencies or anticipated benefits, or could be defective, contain a security vulnerability or improperly installed or managed, and could add costs, complications and disruptions to our ongoing operations.

From time to time, we may acquire new companies, businesses or sites with cybersecurity and data protection systems which may not conform with our standards. It may require significant time and expense to upgrade and integrate such systems and controls, and if we are unable to do so in a timely manner, or at all, failures or breaches of such systems could harm our reputation, business and results of operations due to failure to comply with customer, partner, legal or regulatory obligations.

Breaches of data security and the failure to protect our information technology systems from cybersecurity threats could adversely impact our business.

Our business involves the handling, storage and transmission of proprietary information and sensitive or confidential data, including personal information of coworkers, customers, partners and others, which we must do in compliance with applicable law. In connection with our services business, some of our coworkers have access to our customers' confidential data and other information. Additionally, third parties, such as data center colocation and hosted solution partners, provide services to us and also provide services as a component of our services delivery to customers and to customer systems. These third parties or others that are a part of our supply chain could also be a source of security risk in the event of a failure to protect their own products, security systems and infrastructure and we may not be able to control the manner in which these third parties respond to any security breach. We have privacy and data security policies, practices and controls in place that are designed to prevent security breaches; however, as newer technologies evolve, as more business is conducted over the internet and remotely, as we acquire more business operations from targets with differing cybersecurity and data protection controls and as the portfolio of the service providers we exchange confidential information, software and/or hardware with expands, we have been subject to breaches in security and are increasingly likely to be exposed to risks from breaches in security, including those arising from human error, negligence or mismanagement or from illegal or fraudulent acts, such as cyberattacks. Further, as AI continues to evolve, malicious actors could use AI to enhance the sophistication and coordination of their attacks, which could pose significant challenges to our security defenses. Additionally, as technology vendors consolidate and aggregate applications into unified platforms, the risk and magnitude of business disruption from security breaches increases due to vendor/system concentration.

We, and third parties upon which we rely, regularly experience malicious attacks and other attempts to gain unauthorized access to our systems, and attacks against us by state-sponsored organizations and nation-states may increase during periods of intense diplomatic or armed conflicts. Further, security breaches may go undetected and persist in our environments for extended periods. Although we have not experienced a material security breach to date, the evolving and escalating nature of cybersecurity threats, in light of new and sophisticated methods used by criminals and cyberterrorists, state-sponsored organizations and nation-states, including computer viruses, malware, ransomware, phishing, misrepresentation, social engineering and forgery, make it increasingly challenging to anticipate, detect and defend against these threats. We and our third-party partners have implemented various security controls to meet compliance and privacy requirements while defending against these evolving security threats. However, breaches in security could expose us, our supply chain, our customers or other individuals to significant disruptions and a risk of public disclosure, loss or misuse of confidential data.

Security breaches could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information (including those under the European Union General Data Protection Regulation and the California Privacy Rights Act), significant remediation costs as well as the loss of partners and existing or potential customers and, ultimately, damage to our brand and reputation and adversely impact our business. While we maintain insurance coverages that are intended to address certain aspects of data security, such insurance may be insufficient to cover all losses or all types of claims that may arise, and may not continue to be available to us on economically reasonable terms or at all. Moreover, media or other reports of perceived vulnerabilities in our network security or perceived lack of security within our environment, even if inaccurate, could materially adversely impact our reputation and business. The cost and operational consequences of implementing further data protection measures could also be material. Such breaches, costs and consequences could adversely affect our business, results of operations or cash flows.

If we or our third-party service providers fail to provide high-quality services to our customers, our reputation, brand, business, results of operations or cash flows could be adversely affected.

Our services include professional services, managed services, warranties, configuration services, partner services and telecom services. Additionally, we deliver and manage mission critical software, systems and network solutions for our customers. We also offer certain services, such as implementation and installation services and repair services, to our customers through various third-party service providers engaged to perform these services on our behalf. If we or our third-party service providers fail to provide high-quality services to our customers or such services result in an unplanned disruption of our customers' businesses, this could, among other things, result in legal claims and proceedings and liability for us. Moreover, as we expand our services and solutions business and provide increasingly complex services and solutions, we may be exposed to additional operational, regulatory and other risks. We also could incur liability for failure to comply with the rules and regulations applicable to the new services and solutions we provide to our customers. If any of the foregoing were to occur, our reputation with our customers, our brand and our business, results of operations or cash flows could be adversely affected.

If we lose any of our key personnel, are unable to attract and retain the talent required for our business, our labor costs significantly increase or our approach to workforce management is ineffective, our business could be disrupted and our financial performance could suffer.

Our success is heavily dependent upon our ability to attract, develop, engage and retain key personnel to manage, lead, innovate and grow our business, including our key executive, management, sales, services, specialists and engineers. Additionally, we rely on offshore operations to execute and deliver on certain functions within the organization.

Our future success will depend to a significant extent on the efforts of our leadership team, as well as the effectiveness of our succession planning and efforts to develop and promote top talent. Our future success also will depend on our ability to retain and motivate our customer-facing coworkers, who have been given critical CDW knowledge regarding, and the opportunity to develop strong relationships with, many of our customers. In addition, as we seek to expand our offerings of value-added services and solutions, our success will even more heavily depend on attracting and retaining highly-skilled specialists and engineers, for whom the market is extremely competitive.

In order to attract, retain and motivate key personnel in a competitive marketplace, it is important to provide a competitive compensation package. If our compensation package is not viewed as being competitive, our ability to attract, retain and motivate key personnel could be adversely affected. Additionally, as minimum wage rates increase or related laws and regulations change, we have and may need to continue to increase not only the wage rates of our minimum wage coworkers, but also the wages paid to our other hourly or salaried coworkers.

A sustained labor shortage or increased turnover rates within our coworker base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain coworkers, and could adversely affect our business, results of operations or cash flows. Additionally, if we fail to effectively manage our workforce, we may need to terminate or reposition coworkers within our Company to eliminate an abundance of or to reconfigure resources, which could damage our coworker relations and our ability to attract and retain key personnel.

If we are unable to attract, develop, engage and retain key personnel, or if our approach to workforce management, including management of our offshore operations, is ineffective, our relationships with our vendor partners and customers and our ability to expand our offerings of value-added services and solutions could be adversely affected. Moreover, if we are unable to continue to train our sales, services and technical personnel effectively to meet the rapidly changing technology needs of our customers, the overall quality and efficiency of such personnel could decrease. Such consequences could adversely affect our business, results of operations or cash flows.

We have outsourced certain business processes to third-party outsource partners and any service failures or disruptions related to these outsourcing arrangements could adversely affect our business.

We rely on our outsource partners, including offshore partners, to execute and deliver on certain business processes within the organization. While we make significant effort to conduct appropriate diligence before entering into arrangements with an outsourcing partner, failure by these outsource partners to meet their contractual, regulatory and other obligations to us, including cybersecurity protections, or our failure to adequately monitor their performance, could negatively impact our operations, expected cost savings or efficiencies, and could result in work stoppages, strikes or performance issues with such outsource partners. As a result of these outsourcing arrangements, we may experience interruptions or delays in our processes, loss or theft of proprietary or sensitive data or other cybersecurity issues, compliance issues, challenges in maintaining and reporting financial and operational information, and increased costs to remediate any unanticipated issues that arise, any of which could materially and adversely affect our business, financial condition and results of operations.

A natural disaster or other adverse occurrence at one of our primary facilities or a third-party provider location could damage our business.

If the warehouse and distribution equipment or operations at one of our distribution centers or such facilities or operations of our outsource partners were to be seriously damaged or disrupted by a natural disaster, which may increase in number or severity as a result of climate change, or other adverse occurrence, including disruption related to political or social unrest, we could utilize another distribution center or third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers and could cause us to incur incremental operating costs. In addition, we operate numerous facilities which may contain both business-critical data and confidential information of our customers and third parties, such as data center colocation, managed services sites and hosted solution partners, and third parties provide services as a component of our services delivery to customers. A natural disaster or other adverse occurrence at any of our major data storage locations, managed services sites or third-party provider locations could negatively impact our business, results of operations or cash flows.

Increases in the cost of commercial delivery services or disruptions of those services could materially adversely impact our business.

We generally ship hardware products to our customers by FedEx, United Parcel Service and other commercial delivery services and invoice customers for delivery charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services (including those that may result from an increase in fuel or personnel costs or a need to use higher cost delivery channels during periods of increased demand), our profitability could be adversely affected. Additionally, strikes, inclement weather, natural disasters or other service interruptions by such shippers or periods of increased demand on delivery services, such as those we have experienced during the COVID-19 pandemic, could materially adversely affect our ability to deliver or receive products on a timely basis.

We are exposed to accounts receivable and inventory risks.

We extend credit to our customers for a significant portion of our sales. We are subject to the risk that our customers may not pay for the products they have purchased or may pay at a slower rate than we have historically experienced. These risks are heightened during periods of global or industry-specific economic downturn or uncertainty, during periods of rising interest rates or, in the case of public sector customers, during periods of budget constraints or budget cuts. Further, evolving product delivery models, such as multi-year subscriptions, may result in prolonged risk as customer terms extend in duration. Significant failures of customers to timely pay all amounts due to us could adversely affect our business, results of operations or cash flows.

We are also exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. In addition to drop-ship arrangements with many of our OEMs and wholesale distributors, we seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we were unable to maintain our rapid-turn inventory model, if there were unforeseen product developments that created more rapid obsolescence or if our vendor partners were to change their terms and conditions, our inventory risks could increase. We also from time to time take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendor partners or we may decide to carry high inventory levels of certain products that have limited or no return privileges due to customer demand or request or to manage supply chain interruptions. If we purchase inventory in anticipation of customer demand that does not materialize, or if customers reduce, delay or decommit from orders, and if we were unable to return the inventory to a vendor partner, we would be exposed to an increased risk of inventory obsolescence.

We could be exposed to additional risks if we continue to make strategic investments or acquisitions or enter into alliances.

We may continue to pursue transactions, including strategic investments, acquisitions or alliances, in an effort to extend or complement our existing business. These types of transactions involve numerous business risks, including finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management's attention from other business priorities, extending our product or service offerings into areas in which we have limited experience, entering into new geographic markets, an acquisition target's differing or inadequate cybersecurity and data protection controls, the potential loss of key coworkers or business relationships and successfully integrating acquired businesses. There can be no assurance that the intended benefits of our investments, acquisitions and alliances will be realized, or that those benefits will offset these numerous risks or other unforeseen factors, any of which could adversely affect our business, results of operations or cash flows.

In addition, our financial results could be adversely affected by financial adjustments required by generally accepted accounting principles in the United States of America ("US GAAP") in connection with these types of transactions where significant goodwill or intangible assets are recorded. To the extent the value of goodwill or identifiable intangible assets becomes impaired, we may be required to incur material charges relating to the impairment of those assets.

Our future operating results may fluctuate significantly, which may result in volatility in the market price of our stock and could impact our ability to operate our business effectively.

We may experience significant variations in our future quarterly results of operations. These fluctuations may cause the market price of our common stock to be volatile and may result from many factors, including the state of the technology industry in general, shifts in demand and pricing for hardware, software and services, the introduction of new products or upgrades. Further, if our customers' businesses are adversely affected by global or regional economic conditions such as cost inflation or rising interest rates, they may delay or reduce purchases from us, which could adversely affect our results of operations.

Our operating results are also highly dependent on Gross profit. Our Gross profit fluctuates due to numerous factors, some of which may be outside of our control, including general macroeconomic conditions including inflation; pricing pressures;

changes in product costs from our vendor partners; the availability of price protection, purchase discounts and incentive programs from our vendor partners; changes in product, order size and customer mix; the risk of some items in our inventory becoming obsolete; increases in product and delivery costs that we cannot pass on to customers; and general market and competitive conditions.

In addition, our cost structure is based, in part, on anticipated sales and gross margins. Therefore, we may not be able to adjust our cost structure quickly enough to compensate for any unexpected sales or gross margin shortfall, and any such inability could have an adverse effect on our business, results of operations or cash flows.

Fluctuations in foreign currency have an effect on our reported results of operations.

Our exposure to fluctuations in foreign currency rates results primarily from the translation exposure associated with the preparation of our Consolidated Financial Statements. While our Consolidated Financial Statements are reported in US dollars, the financial statements of our subsidiaries outside the US are prepared using the local currency as the functional currency and translated into US dollars. As a result, fluctuations in the exchange rate of the US dollar relative to the local currencies of our international subsidiaries, particularly the British pound and the Canadian dollar, could cause material fluctuations in our reported results of operations. We also have foreign currency exposure to the extent sales and purchases are not denominated in a subsidiary's functional currency, which could have an adverse effect on our business, results of operations or cash flows.

Macroeconomic and Industry Risks

Global and regional economic and political conditions may have an adverse impact on our business.

Political events, trade and other international disputes, geopolitical tensions, war, terrorism, natural disasters, public health issues, including pandemics such as COVID-19, industrial accidents and other business interruptions can harm or disrupt international commerce and the global economy, and could have a material adverse effect on the Company and its customers, suppliers, outsource partners, logistics providers, distributors, cellular network carriers and other channel partners.

Weak or unstable economic conditions generally, inflation and actions taken by central banks to counter inflation (such as those that prevailed in recent years), sustained uncertainty about global political conditions, periods of intense diplomatic or armed conflict, government spending cuts and the impact of new government policies (including the introduction of new or increased taxes, the imposition of minimum taxes or new or increased limitations on deductions, credits or other tax benefits, or any other changes to tax laws), or a tightening of credit markets, including as a result of rising interest rates or bank failures, could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows.

Decreases or delays in spending on technology products and services by our customers due to, among other things, customer spending decisions and government spending and funding policies may have an adverse impact on our business.

Our sales are impacted by customer decisions on budget priorities and technology spending, including decisions to defer any such spending. Our customer's spending decisions and budget priorities have and can be impacted by government spending and funding policies, especially but not exclusively for our public sector, healthcare and education customers, and our other customers that do business with our public sector customers or otherwise rely directly or indirectly on government funding. Federal government spending policies and budget priorities often shift during a change in federal administration, which has and can create increased levels of uncertainty with respect to these policies and priorities. An adverse change or anticipated change in government spending or funding policies (such as budget cuts or limitations), shifts in budget priorities, reductions in revenue levels or significant government shutdowns could cause our customers to reduce or delay their purchases or to terminate or not renew their contracts with us, which could adversely affect our business, results of operations or cash flows. Additionally, such adverse change in government spending policies, shifts in budget priorities or reductions in revenue levels could impact cash collections from contracts which could adversely affect our business, results of operations or cash flows.

The interruption of the flow of products from suppliers could disrupt our supply chain.

Our business depends on the timely supply of products in order to meet the demands of our customers. Manufacturing interruptions or delays, including as a result of the financial instability or bankruptcy of manufacturers, significant labor disputes such as strikes, natural disasters (which may increase in number or severity as a result of climate change), political or social unrest, armed conflict, pandemics (such as the COVID-19 pandemic) or other public health crises, or other adverse occurrences affecting any of our suppliers' facilities, could disrupt our supply chain and cause volatility in our level of inventory and delays in completion of orders and installations for our customers. We have experienced and could in the future experience product constraints due to the failure of suppliers to accurately forecast customer demand, or to manufacture sufficient quantities of product to meet customer demand (including as a result of shortages of product components), among other reasons. Additionally, the relocation of key distributors utilized in our purchasing model could increase our need for, and the cost of, working capital and have an adverse effect on our business, results of operations or cash flows.

Moreover, supply chain disruptions have caused and could in the future cause us to experience more volatility in our level of inventory and delays in completion of orders and installations for our customers and could exacerbate inflationary pressures, such as those that prevailed in recent years. Supply chain pressures have and could in the future cause us to experience changes in average selling prices and our gross margins on certain products as customers have become and could in the future become more price sensitive.

Our supply chain is also exposed to risks related to international operations. While we purchase our products primarily in the markets we serve (for example, products for US customers are sourced in the US), our vendor partners manufacture or purchase a significant portion of the products we sell outside of the US, primarily in Asia. Political, social or economic instability in Asia, or in other regions in which our vendor partners purchase or manufacture the products we sell, could cause disruptions in trade, including exports to the US. Other events related to international operations that could cause disruptions to our supply chain include:

• the imposition of additional trade law provisions or regulations, including the adoption or expansion of trade restrictions;

• the imposition of additional duties, tariffs and other charges on imports and exports, including any resulting retaliatory tariffs or charges and any reductions in the production of products subject to such tariffs and charges;

• foreign currency fluctuations; and

• restrictions on the transfer of funds.

We cannot predict whether the countries in which the products we sell, or any components of those products, are purchased or manufactured will be subject to new or additional trade restrictions or sanctions imposed by the US or foreign governments, including the likelihood, type or effect of any such restrictions. Periods of intense diplomatic or armed conflict, may result in new and rapidly evolving trade restrictions and sanctions. Trade restrictions, including new or increased tariffs or quotas, embargoes, sanctions, safeguards and customs restrictions against the products we sell, could increase the cost or reduce the supply of product available to us and adversely affect our business, results of operations or cash flows. In addition, our exports are subject to regulations, some of which may be inconsistent, and noncompliance with these requirements could have a negative effect on our business, results of operations or cash flows.

Legal and Regulatory Risks

The failure to comply with our public sector contracts or applicable laws and regulations could result in, among other things, termination, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.

Revenues from our public sector customers are derived from sales to governmental entities, educational institutions and healthcare customers through various contracts and open market sales of products and services. Sales to public sector customers are highly regulated and present risks and challenges not present in private commercial agreements. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including the False Claims Act, the Medicare and Medicaid Anti-Kickback Statute or similar laws of the jurisdictions for our business activities outside of the US) or security clearance and confidentiality requirements could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public sector customer contracts, and suspension, debarment or ineligibility from doing business with governmental entities or other customers in the public sector. In addition, contracts in the public sector are generally terminable at any time for convenience of the contracting agency or group purchasing organization ("GPO") or upon default and public sector contracts may be subject to periodic funding approval, rejections or delays, which could adversely impact public sector demand for our products and services. Furthermore, our inability to enter into or retain contracts with GPOs may threaten our ability to sell to customers in those GPOs and compete effectively. The effect of any of these possible actions or failures could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

We are exposed to risks from legal proceedings and audits, including intellectual property infringement claims, which may result in substantial costs and expenses or interruption of our normal business operations.

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, employment, tort and other litigation.

We are also subject to intellectual property infringement claims against us in the ordinary course of our business, either because of the products and services we sell or the business systems and processes we use to sell such products and services, in the form of cease-and-desist letters, licensing inquiries, lawsuits and other communications and demands. In our industry, such intellectual property claims have become more frequent as the complexity of technological products and the intensity of competition in our industry have increased. Increasingly, many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenue, but we may also be subject to demands from inventors, competitors or other patent holders who may seek licensing revenue, lost profits and/or an injunction preventing us from engaging in certain activities, including selling certain products or services.

In addition, we are subject to proceedings, investigations and audits by federal, state, international, national, provincial and local authorities, including as a result of our significant sales to governmental entities. For example, the Company received a Civil Investigative Demand, issued by the US Department of Justice ("DOJ") on June 11, 2024, in connection with a False Claims Act investigation. The DOJ requested information relating to bids the Company submitted for contracts funded in whole or in part by the Schools and Libraries Program (E-Rate Program).

We also are subject to audits by various partners, group purchasing organizations and customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts.

Current and future litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims that we face may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. In addition, these matters could lead to increased costs or interruptions of our normal business operations. Litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims involve uncertainties and the eventual outcome of any such matter could adversely affect our business, results of operations or cash flows.

Failure to comply with complex and evolving laws and regulations applicable to our operations or failure to meet stakeholder expectations on environmental sustainability and corporate responsibility matters could adversely affect our business, results of operations or cash flows.

Our global operations span a variety of legal regimes, subjecting us to numerous complex, diverse, evolving and at times potentially inconsistent or conflicting laws and regulations in a number of areas, including labor and employment, advertising, e-commerce, tax, trade, import and export controls, economic and trade sanctions, anti-corruption, data privacy and security requirements, competition, environmental, social and governance and health and safety. The evaluation of and compliance with these laws, regulations and similar requirements, including evolving laws and regulations and regulatory overhaul during any change in federal administration, may be onerous and expensive, and may have other adverse impacts on our business, results of operations or cash flows, the risk of which will be heightened as we expand the products and services we offer, expand into new markets and channels and expand internationally. For example, we may be subject to increased costs and use of operational resources associated with complying with a myriad of new environmental, social and governance related laws and regulations.

We have implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, but there can be no guarantee against coworkers, contractors or agents violating such laws and regulations or our policies and procedures. Additionally, there is increased focus by stakeholders on environmental sustainability and corporate responsibility matters, and stakeholders may disagree with the Company's commitments and initiatives on such matters. Our disclosure on these matters and our failure, or perceived failure, to meet our commitments (including with respect to climate change) or otherwise effectively address these matters may erode customer trust or confidence, particularly if such failures or perceived failures receive considerable publicity or result in litigation, and could have a negative impact on our business.

As a public company, we also are subject to increasingly complex public disclosure, corporate governance and accounting requirements that increase compliance costs and require significant management focus.

Risks Related to Our Indebtedness

Our level of indebtedness could adversely affect our business.

As of December 31, 2024, we had $5.8 billion of total debt outstanding and $355 million of obligations outstanding under our inventory financing agreements, and the ability to borrow an additional $1.2 billion under our senior unsecured revolving loan facility (the "Revolving Loan Facility"). Our level of indebtedness could have important consequences, including the following:

• making it more difficult for us to satisfy our obligations with respect to our indebtedness;

• requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments on our and our subsidiaries' debt, which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

• requiring us to comply with restrictive covenants in our senior credit facilities and indentures, which limit the manner in which we conduct our business;

• making it more difficult for us to obtain financing from our vendor partners, including original equipment manufacturers, software publishers and cloud providers, and our wholesale distributors;

• limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;

• placing us at a competitive disadvantage compared to any of our less-leveraged competitors;

• increasing our vulnerability to both general and industry-specific adverse economic conditions; and

• limiting our ability to obtain additional debt or equity financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

Restrictive covenants under our senior credit facilities and, to a lesser degree, our indentures may adversely affect our operations and liquidity.

Our senior credit facilities and, to a lesser degree, our indentures contain, and any future indebtedness of ours may contain, various covenants that limit our ability to, among other things:

• incur or guarantee additional debt;

• receive dividends or other payments from our subsidiaries;

• enter into transactions with affiliates;

• pledge our assets as collateral;

• merge or consolidate with other companies or transfer all or substantially all of our assets; and

• engage in sale leaseback transactions.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. A breach of any of these covenants or any of the other restrictive covenants would result in a default under our senior credit facilities. Upon the occurrence of an event of default under our senior credit facilities, the lenders:

• will not be required to lend any additional amounts to us;

• could elect to declare all borrowings outstanding thereunder, together with accrued and unpaid interest and fees, to be due and payable; or

• could require us to apply all of our available cash to repay these borrowings.

The acceleration of amounts outstanding under our senior credit facilities would likely trigger an event of default under our existing indentures.

If the lenders under our senior credit facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay our senior credit facilities and our other indebtedness or the ability to borrow sufficient funds to refinance such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Failure to maintain the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Major debt rating agencies regularly evaluate our debt based on a number of factors, and any rating assigned could be lowered or withdrawn by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes in our financial position, so warrant. We may not be able to maintain our existing investment grade ratings from certain credit rating agencies, and the failure to do so could increase the cost of servicing certain of our existing indebtedness and make it more difficult to raise debt financing on favorable terms in the future.

We and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further increase the risks associated with our leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our senior credit facilities and indentures do not fully prohibit us or our subsidiaries from doing so. To the extent that we incur additional indebtedness, the risks associated with our level of indebtedness described above, including our possible inability to service our debt, could increase. As of December 31, 2024, we had $1.2 billion available for additional borrowing under our Revolving Loan Facility.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under our senior credit facilities, are at variable rates of interest and expose us to interest rate risk. As of December 31, 2024, we had $635 million of variable rate debt outstanding. When interest rates increase, our debt service obligations on the variable rate indebtedness increase even though the amount borrowed remains the same, and could negatively impact our net income absent any derivative instruments. From time to time, we may execute derivative instruments to reduce interest rate volatility, subject to acceptable terms. We cannot assure you we will enter into such derivative instruments in the future or that such instruments will be effective.

Risks Related to Ownership of Our Common Stock

Our common stock price may be volatile and may decline regardless of our operating performance, and holders of our common stock could lose a significant portion of their investment.

The market price for our common stock may be volatile. Our stockholders may not be able to resell their shares of common stock at or above the price at which they purchased such shares, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including the risk factors described in this Annual Report on Form 10-K and the following:

- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to maintain coverage of our common stock;

- downgrades by any securities analysts who follow our common stock;

- future sales of our common stock by our officers, directors and significant stockholders;

- market conditions or trends in our industry or the economy as a whole including market expectations of changes in interest rates;

- investors' perceptions of our prospects;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

- changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, securities class action litigation has followed periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock and depress our stock price.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that may be considered favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•   authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•   generally prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•   provide that special meetings of the stockholders can only be called in accordance with certain requirements and limitations set forth in our amended and restated bylaws;

•   establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•   provide that our Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless Board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions our stockholders desire.

There can be no assurance that we will continue to pay dividends on our common stock or repurchase any of our common stock under our share repurchase program.

We expect to continue to pay a cash dividend on our common stock. However, any determination to pay dividends in the future will be at the discretion of our Board of Directors. Any determination to pay dividends on, or repurchase, shares of our common stock in the future will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions (including in current or future agreements governing our indebtedness), restrictions imposed by applicable law, tax considerations and other factors our Board of Directors deems relevant. There can be no assurance that we will continue to pay a dividend at the current rate or at all or that we will continue to repurchase shares of our common stock. If we do not pay dividends in the future, realization of a gain on your investment will depend entirely on the appreciation of the price of our common stock, which may never occur.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have a dedicated team of information security professionals who leads our enterprise-wide cyber security strategy, risk management, cyber defense, software security, security monitoring and other related functions. This team is overseen by our Chief Information Security Officer ("CISO"), who reports to our Chief Technology Officer ("CTO"). The CISO has extensive background in that role at an enterprise level and has over 20 years of experience in the field of cybersecurity. Additionally, the processes overseen by our global information security team are integrated with our enterprise risk management program, including routine reporting on cyber risk through the different levels of the enterprise risk management governance structure and alignment on risk management frameworks and processes.

Our corporate information security management program is ISO 27001 certified, and we undergo routine audits by an independent, certified accreditation body to maintain this certification. Our program is designed to guide our practices which are based on relevant industry frameworks and laws. This program consists of policies, practices and procedures designed to manage material risks from cybersecurity threats, including training requirements, threat monitoring and detection and threat containment and risk assessments. Additionally, we leverage third-party firms to conduct routine external and internal penetration testing to emulate the common tactics and techniques of cyber threat actors and have processes to address identified vulnerabilities, although it may take time to mitigate or manage such vulnerabilities. We also have policies and procedures to oversee and identify the cybersecurity risks associated with our use of third-party service providers for both internal use and external use. These policies and procedures include onboarding risk assessments prior to engagement and, as appropriate based on identified risk, may include cybersecurity-related contractual terms and periodic risk assessments throughout the life cycle of the third-party relationship. Lastly, we maintain cybersecurity insurance coverage that we believe is appropriate for the size and complexity of our business to cover certain costs related to cybersecurity incidents. We refine our cybersecurity program by staying informed on security threats, leveraging third-party cybersecurity firms and investing in enhancements to our preventive and defensive capabilities.

In addition to our policies and procedures to manage and identify cybersecurity risks, we have an incident response plan designed to analyze, contain, remediate and communicate cybersecurity matters to help ensure a timely and robust response to actual or attempted incidents. As of the date of this report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, we cannot provide assurance that these threats will not result in such an impact in the future. For more information regarding risks relating to information technology and cybersecurity, see "Item 1A. Risk Factors."

The Audit Committee is primarily responsible for overseeing our enterprise risk management process on behalf of the Board of Directors, including cybersecurity risks. The CTO and CISO regularly provide reporting on cybersecurity matters to both senior management and the Audit Committee and at least annually to the Board of Directors. This reporting includes updates on our information security strategy, key cyber risks and threats, our progress towards protecting the Company from such risks and threats, assessments of our cybersecurity program and emerging trends. Depending on the criticality of a cybersecurity incident, certain matters are required to be reported promptly to the Board of Directors, as appropriate, in accordance with our incident response plan.

Item 2. Properties

As of December 31, 2024, we owned or leased a total of 2.3 million square feet of space, primarily in the US, UK and Canada. We own two properties: a 513,240 square foot distribution center in North Las Vegas, Nevada, and a combined office and a 442,400 square foot distribution center in Vernon Hills, Illinois. In addition, we conduct sales, services and administrative activities in various locations primarily in the US, UK and Canada.

We believe our facilities are well maintained, suitable for our business and occupy sufficient space to meet our operating needs. As part of our normal business, we regularly evaluate sales center performance and site suitability. Leases covering our currently occupied leased properties expire at varying dates, all within the next 11 years.

We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased properties with equivalent properties. We believe that suitable additional or substitute leased properties will be available as required.

Item 3. Legal Proceedings

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, intellectual property, employment, tort and other litigation matters. For additional information regarding legal proceedings, refer to Note 16 (Commitments and Contingencies) to the accompanying Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed on the Nasdaq Global Select Market since June 27, 2013 under the symbol "CDW."

Holders

As of February 18, 2025, there were 5 holders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record because a portion of our common stock is held through brokerage firms.

Dividends

On February 5, 2025, we announced that our Board of Directors declared a quarterly cash dividend on our common stock of $0.625 per share. The dividend will be paid on March 11, 2025 to all stockholders of record as of the close of business on February 25, 2025.

We expect to continue to pay quarterly cash dividends on our common stock in the future, but such payments remain at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions (including in current or future agreements governing our indebtedness), restrictions imposed by applicable law, tax considerations and other factors that our Board of Directors deems relevant. For additional information on our cash resources and needs and restrictions on our ability to pay dividends, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Issuer Purchases of Equity Securities

Information relating to the Company's purchases of its common stock during the three months ended December 31, 2024 is as follows:

Period	Total Number of Shares Purchased (in millions)	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program (in millions)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plan or Program[1] (in millions)
October 1 through October 31, 2024	0.1	$ 216.91	0.1	$ 720.4
November 1 through November 30, 2024	0.3	185.98	0.3	659.7
December 1 through December 31, 2024	0.4	177.39	0.4	587.6
Total	0.8		0.8	

(1)   The amounts presented in this column are the remaining total authorized value to be spent after each month's repurchases.

On February 5, 2025, we announced that our Board of Directors authorized a $750 million increase to our share repurchase program (which was incremental to the approximately $588 million remaining as of December 31, 2024 under the $750 million authorization announced on February 7, 2024) under which we may repurchase shares of our common stock from time to time in privately negotiated transactions, open market purchases or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to share price, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended or discontinued at any time.

Cumulative Total Shareholder Return

The information contained in this Cumulative Total Shareholder Return section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically request that such information be treated as soliciting material or incorporate it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The following graph compares the cumulative total shareholder return, calculated on a dividend reinvested basis, on $100 invested at the closing of the market on December 31, 2019 through and including the market close on December 31, 2024, with the cumulative total return for the same time period of the same amount invested in the Standard & Poor's 500 Stock

("S&P 500") Index, the S&P 500 Information Technology Index and a peer group index. Our peer group index for 2024 consists of the following companies: Accenture plc, Arrow Electronics, Inc., Avnet, Inc., Best Buy Company, Inc., CGI Group Inc., Cognizant Technology Solutions Corporation, DXC Technology Company, Flex Ltd., Genuine Parts Company, Henry Schein, Inc., Hewlett Packard Enterprise Company, Insight Enterprises, Inc., Jabil, Inc., LKQ Corporation, TD SYNNEX Corporation, W.W. Grainger, Inc. and Wesco International, Inc. This peer group was selected based on a review of publicly available information about these companies and our determination that they met one or more of the following criteria: (i) similar size in terms of revenue and/or enterprise value (one-third to three times our revenue or enterprise value); (ii) operates in a business-to-business distribution environment; (iii) members of the technology industry; (iv) similar customers (*i.e.*, business, government, healthcare, and education); (v) companies that provide services and/or solutions; (vi) similar margins; (vii) comparable percentage of international sales; (viii) frequently identified as a peer by the other peer companies or Institutional Shareholder Services Inc.; or (ix) identified by the Company as a competitor.

The cumulative total shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Cumulative Total Shareholder Return



	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
CDW Corp	$ 100	$ 93	$ 147	$ 129	$ 167	$ 129
S&P 500	100	116	148	119	148	182
S&P 500 Information Technology	100	142	190	135	211	286
CDW Peers	100	116	163	128	162	173

Recent Sales of Unregistered Securities

None.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise indicated or the context otherwise requires, as used in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the terms "we," "us," "the Company," "our," "CDW" and similar terms refer to CDW Corporation and its subsidiaries. "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that are subject to numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements. See "Forward-Looking Statements" above.

Overview

CDW Corporation ("Parent"), a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to business, government, education and healthcare customers in the United States ("US"), the United Kingdom ("UK") and Canada. Our broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

We have three reportable segments: Corporate, Small Business and Public. Our Corporate segment primarily serves US private sector business customers with more than 250 employees. Our Small Business segment primarily serves US private sector business customers with up to 250 employees. Our Public segment is comprised of government agencies and education and healthcare institutions in the US. We also have two other operating segments: CDW UK and CDW Canada, each of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other").

We are vendor, technology and consumption model unbiased, with a solutions portfolio including more than 100,000 products and services from more than 1,000 leading and emerging brands. Our solutions are delivered in physical, virtual and cloud-based environments through approximately 10,900 customer-facing coworkers, including sellers, highly-skilled specialists and engineers. We are a leading sales channel partner for many original equipment manufacturers, software publishers, cloud providers (collectively, our "vendor partners") and wholesale distributors, whose products we sell or include in the solutions we offer. We provide our vendor partners with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage, technical expertise and extensive customer access.

We may sell all or only select products that our vendor partners offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also resell software for major software publishers. Our agreements with software publishers allow the end-user customer to acquire software or licensed products and services. In addition to helping our customers determine the best software solutions for their needs, we help them manage their software agreements, including warranties and renewals. A significant portion of our advertising and marketing expenses are reimbursed through cooperative advertising programs with our vendor partners. These programs are at the discretion of our vendor partners and are typically tied to sales or other commitments to be met by us within a specified period of time.

For a discussion of results for the year ended December 31, 2023, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 26, 2024.

Trends and Key Factors Affecting our Financial Performance

We believe the following key factors may have a meaningful impact on our business performance, influencing our ability to generate sales and achieve our targeted financial and operating results:

- General economic conditions are a key factor affecting our results as they can impact our customers' willingness and ability to spend on information technology. Macroeconomic uncertainty persists as a result of the inflationary environment and the corresponding level of interest rates driven by monetary policy. The uncertainty in the current economic environment resulted in, and may continue to result in, a delay, pause or reduction of investments in technology by our customers.

- Customers are evaluating the complex technology landscape in order to balance priorities and focus on solutions that lead to business optimization, cost management and security risk management, resulting in a more measured approach to their IT spending. We have orchestrated solutions by leveraging security, software and hybrid and cloud offerings to help customers achieve their objectives.

- Changes and uncertainty related to spending policies, budget priorities, timing and funding levels, including stimulus packages, are key factors influencing the purchasing levels of government, healthcare and education customers. As the duration and ongoing impact of current economic conditions remain uncertain, current and future budget priorities and funding levels for government, healthcare and education customers may be adversely affected, leading to lower IT spend.

- Technology trends drive customer purchasing behaviors in the market. Current technology trends are focused on delivering greater flexibility and efficiency, as well as designing and managing IT securely. These trends are driving customer adoption of cloud, artificial intelligence, software defined architectures and hybrid on-premise and off-premise combinations. The trends are further driven by the evolution of the IT consumption model to more "as a service" offerings, including software as a service and infrastructure as a service, in addition to ongoing managed and professional service arrangements. Technology trends are likely to evolve as customers prioritize spend that will produce the most important outcomes for their business.

Key Business Metrics

We monitor a number of financial and non-financial measures and ratios on a regular basis in order to track the progress of our business and make adjustments as necessary. Financial measures include both US GAAP, the accounting principles generally accepted in the United States of America, and Non-GAAP, which excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with US GAAP. We believe that the most important of these measures and ratios include Gross profit, Gross profit margin, Operating income, Operating income margin, Non-GAAP operating income, Non-GAAP operating income margin, Net income, Non-GAAP net income, Net income per diluted share, Non-GAAP net income per diluted share, Average daily sales, Net cash provided by operating activities, Adjusted free cash flow, Cash conversion cycle and Net debt. These measures and ratios are closely monitored by management, so that actions can be taken, as necessary, in order to achieve financial objectives.

For the definitions, discussion of management's use of Non-GAAP measures and reconciliations to the most directly comparable US GAAP measure, see "Results of Operations - Non-GAAP Financial Measure Reconciliations."

The results of certain key business metrics for the comparative periods are as follows:

(dollars in millions, except per share amounts)	Year Ended December 31,			
		2024		2023
Net sales	$	20,998.7	$	21,376.0
Gross profit	$	4,602.4	$	4,652.4
Gross profit margin		21.9 %		21.8 %
Operating income	$	1,651.3	$	1,680.9
Operating income margin		7.9 %		7.9 %
Non-GAAP operating income	$	1,947.0	$	2,039.1
Non-GAAP operating income margin		9.3 %		9.5 %
Net income	$	1,077.8	$	1,104.3
Non-GAAP net income	$	1,287.2	$	1,346.2
Net income per diluted share	$	7.97	$	8.10
Non-GAAP net income per diluted share	$	9.52	$	9.88
Average daily sales[1]	$	82.7	$	84.2
Net debt[2]	$	5,125.1	$	5,056.2
Cash conversion cycle (in days)[3]		18		17
Net cash provided by operating activities	$	1,277.3	$	1,598.7
Adjusted free cash flow[4]	$	1,079.0	$	1,426.8

(1) Defined as Net sales divided by the number of selling days. There were 254 selling days for both the years ended December 31, 2024 and 2023.

(2) Defined as Total debt minus Cash and cash equivalents and Short-term investments.

(3) Defined as days of sales outstanding related to the current portion of Accounts receivable and certain receivables due from vendors, plus days of supply in Merchandise inventory, minus days of purchases outstanding related to the current portion of Accounts payable and Accounts payable-

inventory financing, based on a rolling three-month average.

(4)   Defined as Net cash provided by operating activities less capital expenditures, adjusted to include cash flows from financing activities that relate to the purchase of inventory.

Results of Operations

Results of operations, including Gross profit margin and Operating income margin, expressed as Gross profit and Operating income as a percentage of Net sales, respectively, for the years ended December 31, 2024 and 2023 are below. For additional information on Net sales, Gross profit and Operating income by segment, see the "Segment Results of Operations."

(dollars in millions)	Year Ended December 31,		
	2024	2023	Percent Change
Net sales	$ 20,998.7	$ 21,376.0	(1.8)%
Cost of sales	16,396.3	16,723.6	(2.0)
Gross profit	4,602.4	4,652.4	(1.1)
Gross profit margin	*21.9%*	*21.8%*	
Selling and administrative expenses	2,951.1	2,971.5	(0.7)
Operating income	1,651.3	1,680.9	(1.8)
Operating income margin	*7.9%*	*7.9%*	
Interest expense, net	(214.5)	(226.6)	(5.3)
Other expense, net	(1.4)	(4.1)	*nm
Income before income taxes	1,435.4	1,450.2	(1.0)
Income tax expense	(357.6)	(345.9)	3.4
Net income	$ 1,077.8	$ 1,104.3	(2.4)%

*nm - Not meaningful

The year ended December 31, 2024 compared with the year ended December 31, 2023

Net sales decreased $377 million, or 1.8%, with lower Net sales across all operating segments. The decrease was primarily due to a decrease in netcomm, partially offset by an increase in notebooks/mobile devices. Continued economic uncertainty and the complex technology landscape has led customers to be cautious and measured in their approach to technology spending, leading to a decline in Net sales.

Gross profit decreased $50 million, or 1.1%, primarily due to lower Net sales across all operating segments. Gross profit margin, expressed as a percentage of Net sales, increased 10 basis points to 21.9% primarily driven by a higher contribution of netted down revenue, primarily software as a service, partially offset by lower product margin due to mix and rate in notebooks/ mobile devices.

Selling and administrative expenses decreased $20 million, or 0.7%, primarily due to lower performance-based compensation, including equity-based compensation, consistent with lower attainment against certain financial measures, and lower workforce optimization costs, partially offset by a higher provision for expected credit losses and transformation and other related costs in the current year.

Operating income decreased $30 million, or 1.8%, to $1,651 million for the year ended December 31, 2024, compared to $1,681 million for the year ended December 31, 2023.

Interest expense, net decreased $12 million, or 5.3%, primarily due to increased interest income earned on higher average cash balances.

Income tax expense was $358 million for the year ended December 31, 2024, compared to $346 million for the year ended December 31, 2023. The effective income tax rate, expressed by calculating income tax expense as a percentage of Income before income taxes, was 24.9% and 23.9% for 2024 and 2023, respectively. The higher effective income tax rate for the year ended December 31, 2024 as compared to the prior year was primarily attributable to lower excess tax benefits on equity-based compensation.

Segment Results of Operations

Net sales by segment, in dollars and as a percentage of total Net sales, and the year-over-year dollar and percentage change in Net sales by segment are as follows:

	Year Ended December 31,								
	2024			**2023**					
(dollars in millions)		**Net Sales**	**Percentage of Total Net Sales**		**Net Sales**	**Percentage of Total Net Sales**	**Dollar Change**		**Percent Change[1]**
Corporate	$	8,837.2	42.1 %	$	8,960.8	41.9 %	$	(123.6)	(1.4)%
Small Business		1,523.5	7.3		1,556.0	7.3		(32.5)	(2.1)
Public:									
Government		2,486.9	11.8		2,669.1	12.5		(182.2)	(6.8)
Education		3,167.3	15.1		3,298.3	15.4		(131.0)	(4.0)
Healthcare		2,503.5	11.9		2,338.3	10.9		165.2	7.1
Total Public		8,157.7	38.8		8,305.7	38.8		(148.0)	(1.8)
Other		2,480.3	11.8		2,553.5	12.0		(73.2)	(2.9)
Total Net sales	$	20,998.7	100.0 %	$	21,376.0	100.0 %	$	(377.3)	(1.8)%

(1) There were 254 selling days for both the years ended December 31, 2024 and 2023. Average daily sales is defined as Net sales divided by the number of selling days.

Gross profit by segment, in dollars and Gross profit margin by segment, defined as Gross profit dollars as a percentage of Net sales by segment, and the year-over-year percentage change are as follows:

	Year Ended December 31,								
	2024			**2023**					
(dollars in millions)		**Gross Profit**	**Gross Profit Margin**		**Gross Profit**	**Gross Profit Margin**	**Gross Profit Dollar Change**		**Percent Change in Gross Profit**
Segments:									
Corporate	$	2,099.5	23.8 %	$	2,127.8	23.7 %	$	(28.3)	(1.3)%
Small Business		352.9	23.2		361.7	23.2		(8.8)	(2.4)
Public		1,659.2	20.3		1,667.5	20.1		(8.3)	(0.5)
Other[1]		490.8	19.8		495.4	19.4		(4.6)	(0.9)
Total Gross profit	$	4,602.4	21.9 %	$	4,652.4	21.8 %	$	(50.0)	(1.1)%

(1) Includes the financial results for our other operating segments, CDW UK and CDW Canada, which do not meet the reportable segment quantitative thresholds.

Operating income by segment, in dollars and as a percentage of Net sales by segment, and the year-over-year percentage change are as follows:

	Year Ended December 31,								
	2024			**2023**					
(dollars in millions)		**Operating Income**	**Operating Income Margin**		**Operating Income**	**Operating Income Margin**	**Operating Income Dollar Change**		**Percent Change in Operating Income**
Segments:[1]									
Corporate	$	879.5	10.0 %	$	846.8	9.5 %	$	32.7	3.9 %
Small Business		181.0	11.9		177.3	11.4		3.7	2.1
Public		745.9	9.1		735.0	8.8		10.9	1.5
Other[2]		112.1	4.5		142.1	5.6		(30.0)	(21.1)
Headquarters[3]		(267.2)	nm*		(220.3)	nm*		(46.9)	21.3
Total Operating income	$	1,651.3	7.9 %	$	1,680.9	7.9 %	$	(29.6)	(1.8)%

*nm - Not meaningful

Segment operating income includes the segment's direct operating income, allocations for certain Headquarters' costs, allocations for income and expenses from logistics services, certain inventory adjustments and volume rebates and cooperative advertising from vendors.

(2)   Includes the financial results for our other operating segments, CDW UK and CDW Canada, which do not meet the reportable segment quantitative thresholds.

(3)   Includes Headquarters' function costs that are not allocated to the segments.

The year ended December 31, 2024 compared with the year ended December 31, 2023

Corporate segment Net sales decreased $124 million, or 1.4%, primarily due to a decrease in netcomm products, partially offset by an increase in notebooks/mobile devices and software.

Corporate segment Gross profit dollars decreased $28 million, or 1.3%, although partially offset by increased netted down revenue. Gross profit margin remained relatively consistent at 23.8%.

Corporate segment Operating income increased $33 million, or 3.9%, primarily due to lower performance-based compensation, including equity-based compensation, consistent with lower attainment against certain financial measures, and lower payroll expenses.

Small Business segment Net sales decreased $33 million, or 2.1%, primarily due to a decline across all hardware categories, partially offset by an increase in services.

Small Business segment Gross profit dollars decreased $9 million, or 2.4%. Gross profit margin remained consistent at 23.2%.

Small Business segment Operating income increased $4 million, or 2.1%, as Gross profit dollars declined but were more than offset by a decrease across various selling and administrative expenses.

Public segment Net sales decreased $148 million, or 1.8%, primarily due to a decrease across various hardware categories. Most notably netcomm products decreased across all sales channels and collaboration products decreased within the Education sales channel, partially offset by an increase in notebooks/mobile devices across all channels.

Public segment Gross profit dollars decreased $8 million, or 0.5%. Gross profit margin increased 20 bps, to 20.3%, primarily due to increased netted down revenue.

Public segment Operating income increased $11 million, or 1.5%, primarily due to decreased acquisition and integration costs.

Net sales in Other, which is comprised of results from our UK and Canadian operations, decreased $73 million, or 2.9%, primarily due to a decrease in software related to the UK operations.

Other Gross profit dollars decreased $5 million, or 0.9%. Gross profit margin increased 40 bps, to 19.8%, due to increased netted down revenue.

Other Operating income decreased $30 million, or 21.1%, primarily due to increased transformation initiative expense, lower Gross profit dollars and increased bad debt expense for expected credit losses.

Non-GAAP Financial Measure Reconciliations

Generally, a non-GAAP financial measure is a numerical measure of a company's performance or financial condition that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with US GAAP. Non-GAAP measures used by management may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

Our non-GAAP performance measures include Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share and Net sales on a constant currency basis, and our non-GAAP financial condition measures include Free cash flow and Adjusted free cash flow. These non-GAAP performance measures and non-GAAP financial condition measures are collectively referred to as "non-GAAP financial measures."

Non-GAAP operating income excludes, among other things, charges related to the amortization of acquisition-related intangible assets, equity-based compensation and the associated payroll taxes, acquisition and integration expenses, transformation initiatives and workplace optimization. Non-GAAP operating income margin is defined as Non-GAAP operating income as a percentage of Net sales. Non-GAAP net income and Non-GAAP net income per diluted share exclude, among other things, charges related to the amortization of acquisition-related intangible assets, equity-based compensation and the associated payroll taxes, acquisition and integration expenses, transformation initiatives, workplace optimization and their associated income tax effects. Net sales on a constant currency basis is defined as Net sales excluding the impact of foreign currency translation on Net sales. Free cash flow is defined as Net cash provided by operating activities less capital expenditures. Adjusted free cash flow is defined as Free cash flow adjusted to include certain cash flows from financing activities incurred in the normal course of operations or as capital expenditures.

We believe our non-GAAP performance measures provide analysts, investors and management with useful information regarding the underlying operating performance of our business, as they remove the impact of items that management believes are not reflective of underlying operating performance. Management uses these measures to evaluate period-over-period performance as management believes they provide a more comparable measure of the underlying business. We also present non-GAAP financial condition measures as we believe they provide analysts, investors and management with more information regarding our liquidity and capital resources. Certain non-GAAP financial measures are also used to determine certain components of performance-based compensation.

We have included reconciliations of our non-GAAP financial measures to the most comparable US GAAP financial measures for the years ended December 31, 2024 and 2023 below.

Non-GAAP operating income and Non-GAAP operating income margin

(dollars in millions)	Year Ended December 31,				Percent Change
	2024	Percentage of Net Sales	2023	Percentage of Net Sales	
Operating income, as reported	$ 1,651.3	7.9 %	$ 1,680.9	7.9 %	(1.8)%
Amortization of intangibles[1]	150.9		154.4		
Equity-based compensation	64.7		93.7		
Transformation initiatives[2]	34.8		27.1		
Acquisition and integration expenses	12.2		30.0		
Workplace optimization[3]	25.4		47.7		
Other adjustments	7.7		5.3		
Non-GAAP operating income	$ 1,947.0	9.3 %	$ 2,039.1	9.5 %	(4.5)%

(1)   Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

(2)   Includes costs related to strategic transformation initiatives focused on optimizing various operations and systems.

(3)   Includes costs related to workforce reductions and charges related to the reduction of our real estate lease portfolio.

Non-GAAP net income and Non-GAAP net income per diluted share

(dollars and shares in millions, except per share amounts)	Year Ended December 31, 2024			Year Ended December 31, 2023			Net Income Percent Change
	Income before income taxes	Income tax expense[1]	Net income	Income before income taxes	Income tax expense[1]	Net income	
US GAAP, as reported	$1,435.4	$ (357.6)	$1,077.8	$1,450.2	$ (345.9)	$1,104.3	(2.4)%
Amortization of intangibles[2]	150.9	(39.2)	111.7	154.4	(40.2)	114.2	
Equity-based compensation	64.7	(26.7)	38.0	93.7	(47.6)	46.1	
Transformation initiatives[3]	34.8	(9.1)	25.7	27.1	(7.1)	20.0	
Acquisition and integration expenses	12.2	(2.1)	10.1	30.0	(7.8)	22.2	
Workplace optimization[4]	25.4	(6.6)	18.8	47.7	(12.4)	35.3	
Other adjustments	6.9	(1.8)	5.1	5.3	(1.2)	4.1	
Non-GAAP	$1,730.3	$ (443.1)	$1,287.2	$1,808.4	$ (462.2)	$1,346.2	(4.4)%
Net income per diluted share, as reported			$ 7.97			$ 8.10	
Non-GAAP net income per diluted share			$ 9.52			$ 9.88	
Shares used in computing US GAAP and Non-GAAP net income per diluted share			135.2			136.3	

(1)   Income tax on non-GAAP adjustments includes excess tax benefits associated with equity-based compensation.

(2)   Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

(3)   Includes cost related to strategic transformation initiatives focused on optimizing various operations and systems.

(4)   Includes costs related to workforce reductions and charges related to the reduction of our real estate lease portfolio.

Net sales on a constant currency basis

(dollars in millions)	Year Ended December 31,		
	2024	2023	Percent Change[1]
Net sales, as reported	$ 20,998.7	$ 21,376.0	(1.8)%
Foreign currency translation[2]	—	32.5	
Net sales, on a constant currency basis	$ 20,998.7	$ 21,408.5	(1.9)%

(1)   There were 254 selling days for both the years ended December 31, 2024 and 2023. Average daily sales is defined as Net sales divided by the number of selling days.

(2)   Represents the effect of translating Net sales for the year ended December 31, 2023 of CDW UK and CDW Canada at the average exchange rates applicable in 2024.

Free cash flow and Adjusted free cash flow

(dollars in millions)	Year Ended December 31,	
	2024	2023
Net cash provided by operating activities	$ 1,277.3	$ 1,598.7
Capital expenditures	(122.6)	(148.2)
Free cash flow	1,154.7	1,450.5
Net change in accounts payable - inventory financing	(75.7)	(23.7)
Adjusted free cash flow[1]	$ 1,079.0	$ 1,426.8

(1)   Defined as Net cash provided by operating activities less capital expenditures, adjusted to include cash flows from financing activities that relate to the purchase of inventory.

Seasonality

While we have not historically experienced seasonality throughout the year, sales in our Public segment have historically been higher in the second and third quarter than in other quarters primarily due to the buying patterns of education and government customers.

Liquidity and Capital Resources

Overview

We finance our operations and capital expenditures with cash from operations and borrowings under our variable rate senior unsecured revolving loan facility (the "Revolving Loan Facility"). As of December 31, 2024, we had $1.2 billion of availability for borrowings under our Revolving Loan Facility. Our liquidity and borrowing plans are established to align with our financial and strategic planning processes and ensure we have the necessary funding to meet our operating commitments, which primarily include the purchase of inventory, payroll and general expenses. We also take into consideration our overall capital allocation strategy, which includes dividend payments, assessment of debt levels, acquisitions and share repurchases. We believe we have adequate sources of liquidity and funding available for at least the next year; however, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan, general economic conditions and working capital management.

Our material contractual obligations consist of debt and related interest payments and operating leases. For additional information regarding future maturities of debt and operating leases, see Note 8 (Debt) and Note 11 (Leases), respectively, to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Long-Term Debt and Financing Arrangements

During the third quarter of 2024, we completed the issuance of $600 million aggregate principal amount of 5.100% Senior Notes due 2030 and $600 million aggregate principal amount of 5.550% Senior Notes due 2034 (collectively, the "Notes"). Concurrent with the Notes issuance, we completed a cash tender offer for $391 million and $389 million of the outstanding aggregate principal amounts under the 5.500% Senior Notes due 2024 and the 4.125% Senior Notes due 2025, respectively, plus accrued and unpaid interest, fees and expenses. During the fourth quarter of 2024, we redeemed the remaining outstanding 5.500% Senior Notes due 2024, which were scheduled to mature on December 1, 2024, at par for $184 million.

As of December 31, 2024, we had total unsecured indebtedness of $5.8 billion, and we were in compliance with the covenants under our credit agreements and indentures.

We may from time to time repurchase one or more series of our outstanding unsecured senior notes, depending on market conditions, contractual commitments, our capital needs and other factors. Repurchases of our senior notes may be made by open market or privately negotiated transactions and may be pursuant to Rule 10b5-1 plans or otherwise.

For additional information regarding our debt and refinancing activities, see Note 8 (Debt) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Inventory Financing Agreements

We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions to enhance working capital. These amounts are classified separately as Accounts payable-inventory financing on the Consolidated Balance Sheets. We do not incur any interest expense or other incremental expenses associated with these agreements as balances are paid when they are due. For additional information, see Note 7 (Inventory Financing Agreements) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Share Repurchase Program

During 2024, we repurchased 2.4 million shares of our common stock for $500 million under the previously announced share repurchase program. For additional information about our share repurchase program, refer to Note 12 (Stockholders' Equity) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Dividends

A summary of 2024 dividend activity for our common stock is as follows:

Dividend Amount		Declaration Date	Record Date	Payment Date
$	0.620	February 6, 2024	February 26, 2024	March 12, 2024
	0.620	April 30, 2024	May 24, 2024	June 11, 2024
	0.620	July 30, 2024	August 26, 2024	September 10, 2024
	0.625	October 29, 2024	November 25, 2024	December 10, 2024
$	2.485			

On February 5, 2025, we announced that our Board of Directors declared a quarterly cash dividend on our common stock of $0.625 per share. The dividend will be paid on March 11, 2025 to all stockholders of record as of the close of business on February 25, 2025.

The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions (including in current or future agreements governing our indebtedness), restrictions imposed by applicable law, tax considerations and other factors that our Board of Directors deems relevant.

Cash Flows

Cash flows from operating, investing and financing activities are as follows:

(dollars in millions)	Year Ended December 31,	
	2024	**2023**
Net cash provided by operating activities	$ 1,277.3	$ 1,598.7
Investing Activities:		
Capital expenditures	(122.6)	(148.2)
Purchases of short-term investments	(211.1)	—
Acquisitions of businesses, net of cash acquired	(323.9)	(76.4)
Other	(1.6)	(5.0)
Cash flows used in investing activities	(659.2)	(229.6)
Financing Activities:		
Net change in accounts payable - inventory financing	(75.7)	(23.7)
Other cash flows from financing activities	(611.2)	(1,075.0)
Cash flows used in financing activities	(686.9)	(1,098.7)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12.2)	3.1
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (81.0)	$ 273.5

Operating Activities

Cash flows from operating activities are as follows:

(dollars in millions)	Year Ended December 31,		
	2024	**2023**	**Change**
Net income	$ 1,077.8	$ 1,104.3	$ (26.5)
Adjustments for the impact of non-cash items[1]	362.2	375.6	(13.4)
Net income adjusted for the impact of non-cash items	1,440.0	1,479.9	(39.9)
Changes in assets and liabilities:			
Accounts receivable[2]	(559.4)	(54.5)	(504.9)
Merchandise inventory[3]	61.1	139.0	(77.9)
Accounts payable-trade[4]	443.8	(55.4)	499.2
Other[5]	(108.2)	89.7	(197.9)
Net cash provided by operating activities	$ 1,277.3	$ 1,598.7	$ (321.4)

(1)   Includes items such as depreciation and amortization, deferred income taxes, provision for credit losses and equity-based compensation expense.

(2)   The change is primarily due to timing of collections, including multi-year transactions.

(3)   The change is primarily due to customer-driven stocking positions.

(4)   The change is primarily due to timing of payments, including multi-year transactions.

(5)   The change is primarily due to higher Miscellaneous receivables and Prepaid expenses and other in 2024.

In order to manage our working capital and operating cash needs, we monitor our cash conversion cycle, defined as days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average. Components of our cash conversion cycle are as follows:

	December 31,	
(in days)	2024	2023
Days of sales outstanding (DSO)[1]	84	77
Days of supply in inventory (DIO)[2]	13	13
Days of purchases outstanding (DPO)[3]	(79)	(73)
Cash conversion cycle	18	17

(1) Represents the rolling three-month average of the balance of the current portion of Accounts receivable, net at the end of the period, divided by average daily Net sales for the same three-month period. Also incorporates components of other miscellaneous receivables.

(2) Represents the rolling three-month average of the balance of Merchandise inventory at the end of the period divided by average daily Cost of sales for the same three-month period.

(3) Represents the rolling three-month average of the combined balance of the current portion of Accounts payable-trade, excluding cash overdrafts, and Accounts payable-inventory financing at the end of the period divided by average daily Cost of sales for the same three-month period.

The cash conversion cycle increased to 18 days at December 31, 2024, compared to 17 days at December 31, 2023. The overall increase was primarily driven by an increase in DSO due to multi-year transactions and timing of collections. This was partially offset by an increase in DPO due to multi-year transactions and timing of payments. If customers continue to shift their software purchases to multi-year arrangements, unbilled receivables will continue to grow, which is offset by the growth in accounts payable to match the timing of collections due from customers with the payments due to vendors. Netted down revenue results in an increase in both DSO and DPO as the corresponding receivables and payables reflect the gross amounts due from customers and due to vendors while the corresponding sales and cost of sales are reflected on a net basis within Net sales.

Investing Activities

Net cash used in investing activities increased $430 million in 2024 compared to 2023. This increase was primarily due to the acquisition of Mission Cloud Services, Inc. and purchases of short-term investments in 2024.

Financing Activities

Net cash used in financing activities decreased $412 million in 2024 compared to 2023. The decrease was primarily driven by the Notes issuance in 2024, partially offset by the repayments of long-term debt. For additional information regarding the inventory financing and debt, see Note 7 (Inventory Financing Agreements) and Note 8 (Debt) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations or liquidity.

Issuers and Guarantors of Debt Securities

Each series of our outstanding unsecured senior notes (collectively, the "Notes") are issued by CDW LLC and CDW Finance Corporation (the "Issuers") and are guaranteed by Parent and certain of CDW LLC's direct and indirect, 100% owned, domestic subsidiaries (the "Guarantor Subsidiaries" and, together with Parent, the "Guarantors"). All guarantees by Parent and the Guarantor Subsidiaries are joint and several, and full and unconditional; provided that guarantees by the Guarantor Subsidiaries are subject to certain customary release provisions contained in the indentures governing the Notes.

The Notes and the related guarantees are the Issuers' and the Guarantors' senior unsecured obligations and are:

- structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries and

- rank equal in right of payment with all of the Issuers' and the Guarantors' existing and future unsecured senior debt.

The following tables set forth Balance Sheet information as of December 31, 2024 and December 31, 2023, and Statement of Operations information for the years ended December 31, 2024 and 2023 for the accounts of the Issuers and the accounts of the Guarantors (the "Obligor Group"). The financial information of the Obligor Group is presented on a combined basis and the intercompany balances and transactions between the Obligor Group have been eliminated.

Balance Sheet Information

(dollars in millions)	December 31,	
	2024	2023
Current assets	$ 6,395.9	$ 5,770.0
Goodwill	4,158.3	3,939.7
Other assets	2,502.1	1,978.4
Total Non-current assets	$ 6,660.4	$ 5,918.1
Current liabilities	$ 4,990.6	$ 4,975.4
Long-term debt	5,606.8	5,031.4
Other liabilities	1,166.1	697.7
Total Long-term liabilities	$ 6,772.9	$ 5,729.1

Statements of Operations Information

(dollars in millions)	Year Ended December 31,	
	2024	2023
Net sales	$ 18,494.0	$ 18,759.4
Gross profit	4,116.9	4,106.4
Operating income	1,560.5	1,507.3
Net income	1,014.1	945.6

Commitments and Contingencies

The information set forth in Note 16 (Commitments and Contingencies) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in accordance with US GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities in the Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Historically, we have not made significant changes to the methods for determining these estimates as our actual results have not differed materially from our estimates. We do not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future; however, actual results could differ from those estimates under different assumptions, judgments or conditions.

Critical accounting policies and estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and estimates addressed below. For additional information related to significant accounting policies used in the preparation of our Consolidated Financial Statements, see Note 1 (Description of Business and Summary of Significant Accounting Policies) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Revenue Recognition

We sell some of our products and services as part of bundled contract arrangements containing multiple performance obligations, which may include a combination of different products and services. Significant judgment may be required when determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together.

For contracts consisting of multiple performance obligations, the total transaction price is allocated to each performance obligation based upon its standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation. For certain types of performance obligations, we use a combination of methods to estimate the standalone selling price based on recent transactions. When evidence from recent transactions is not available to confirm that the prices are representative of the standalone selling price, an expected cost plus margin approach is used.

Additional judgment is required in determining whether we are the principal, and report revenues on a gross basis, or agent, and report revenues on a net basis. For each identified performance obligation in a transaction, we evaluate the facts and circumstances present to determine whether or not we control the specified good or service prior to transfer to the customer. This evaluation includes, but is not limited to, assessing indicators such as whether: (i) we are primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) we have inventory risk before the specified good or service has been transferred to a customer and (iii) we have discretion in establishing the price for the specified good or service. When the evaluation indicates we control the specified good or service prior to transfer to the customer, we are acting as a principal. When the evaluation indicates we do not control the specified good or service prior transfer to the customer, we are acting as an agent.

The nature of our contracts give rise to variable consideration, primarily in the form of volume rebates and sales returns and allowances. We estimate variable consideration at the most likely amount to which we expect to be entitled. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of our anticipated performance and all information that is reasonably available.

We recognize revenue from performance obligations when, or as, the customer obtains control over the specified good or service. That is, when the customer has the ability to direct the use of and obtain substantially all of the benefits from the good or service. For the sale of hardware, this is generally upon delivery to the customer. As a result, we perform an analysis to estimate the amount of Net sales in-transit at the end of the period and adjust revenue and the related costs to reflect only what has been delivered to the customer. This analysis requires judgment whereby we perform an analysis of the estimated number of days of sales in-transit to customers at the end of each reporting period based on a weighted-average analysis of commercial delivery terms that include drop-shipment arrangements. Changes in delivery patterns may result in a different number of business days estimated to make this adjustment. For the sale of professional services, we recognize the revenue over time given that our customers simultaneously receive and consume the benefits from these services as they are performed. Depending on the arrangement, revenues from fixed fee contracts on professional services are recognized using an input method, which requires management to make estimates regarding the amount of resources required for each engagement in order to satisfy the performance obligation.

Goodwill

Goodwill is allocated to reporting units expected to benefit from the business combination. Goodwill is subject to periodic testing for impairment at the reporting unit level on an annual basis during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.

We may elect to utilize a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. As part of our qualitative assessment, judgment is required in weighing the effect of various positive and negative factors that may affect the fair value. We consider various factors, including the excess of fair value over carrying value from the last quantitative test, macroeconomic conditions, industry and market considerations, the projected financial performance and actual financial performance compared to prior year projected financial performance.

If we elect to bypass the qualitative assessment, or if indicators of impairment exist, a quantitative impairment test is performed. As part of the quantitative assessment, application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and determination of the fair value of each reporting unit. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of our fair value in an orderly transaction between market participants. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, determination of our weighted average cost of capital, future market conditions and profitability of future business strategies. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. However, since our last quantitative analysis, our past estimates of fair value would not have indicated an impairment when revised to include subsequent years' actual results.

We completed our annual impairment analysis during the fourth quarter of 2024. We performed a qualitative analysis for all reporting units and concluded that it was more likely than not that the fair values of all reporting units exceeded their respective carrying values and, therefore, did not result in an impairment. The last quantitative analysis was performed in the fourth quarter of 2023, and it was determined that the fair values of each reporting unit substantially exceeded their carrying values, resulting in no goodwill impairment.

Business combinations

We allocate purchase price consideration to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Determining the fair value of these assets and liabilities requires the use of significant estimates, particularly in valuing acquired intangible assets and goodwill.

Purchased intangible assets other than goodwill are initially recognized at fair value and amortized over their useful lives. We determine the fair value of purchased intangible assets using an income approach on an individual asset basis. The fair value measurements were primarily based on significant inputs that are not observable, which are categorized as a Level 3 measurement in the fair value hierarchy. The values assigned to consideration transferred, assets acquired and liabilities assumed may be adjusted during the measurement period as new information arises that existed as of the acquisition date.

We use the multi-period excess earnings method to determine the fair value of customer relationships. This method identifies the portion of revenue expected to be generated through repeat customers existing as of the valuation date and includes an attrition rate to account for the loss of customers over time. Critical estimates utilized in valuing customer relationships include estimated forecasted future revenue and EBITDA margin growth rates, customer attrition rates and market-participant discount rates. The assumptions we apply in forecasting future revenue and customer attrition rates is based on analysis of historical data, assessment of current and anticipated market conditions, estimated growth rates, and management plans.

Recent Accounting Pronouncements

See the information set forth in Note 2 (Recent Accounting Pronouncements) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures of Market Risks

Interest Rate Risk

Our market risks relate primarily to changes in interest rates. The interest rates on borrowings under our senior unsecured revolving loan facility and our senior unsecured term loan facility are floating and, therefore, are subject to fluctuations. We manage our exposure to interest rate risk through the proportion of fixed-rate debt and variable-rate debt in our debt portfolio. Additionally, from time to time, we may execute derivative instruments in order to manage the risk associated with changes in interest rates on borrowings under our variable-rate debt facilities. For additional information on our financial instruments and debt, see Note 9 (Fair Value Measurements and Financial Instruments) and Note 8 (Debt), respectively, to the accompanying Consolidated Financial Statements in Part II Item 8 of this report.

Based on our floating rate debt and derivative instruments outstanding at December 31, 2024 and 2023, a 100 basis point change would have no material impact on our results.

Foreign Currency Risk

We transact business in foreign currencies other than the US dollar, primarily the British pound and the Canadian dollar, which exposes us to foreign currency exchange rate fluctuations. Revenue and expenses generated from our international operations are generally denominated in the local currencies of the corresponding countries. The functional currency of our international operating subsidiaries is the same as the corresponding local currency. Upon consolidation, as results of operations are translated, operating results may differ from expectations. The direct effect of foreign currency fluctuations on our results of operations has not been material as the majority of our results of operations are denominated in US dollars.

A hypothetical 10% change between the US dollar and the currencies from our international operations would have no material impact on our results for the years ended December 31, 2024 and 2023.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CDW Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDW Corporation and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue recognition – Professional Services

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company provides professional services, which include project managers, specialists and engineers recommending, designing and implementing IT solutions. Revenue from professional services is recognized either on a time and materials basis or proportionally as costs are incurred for fixed fee project work. Revenue is recognized on a gross basis each month as work is performed and the Company transfers those services. For professional services where revenue is recognized proportionally as costs are incurred, judgment is required in determining the total expected costs for each project at inception and as the services are performed.

Auditing the Company's service revenue contracts with customers where revenue is recognized proportionally based on costs incurred for fixed fee project work was complex given the judgment required in determining estimated total costs for projects and level of completion at a point in time. |
| How We Addressed the Matter in Our Audit | We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company's process relating to the determination of the total expected costs for each project at inception and as the services are performed. For example, we evaluated the design and tested the operating effectiveness of controls over management's review of the assumptions and data utilized to estimate costs to complete and the accumulation of actual costs incurred.

To test the estimated costs to complete for projects, our audit procedures included, among others, obtaining an understanding of the contract with the customer and assessing management's initial estimated costs to complete. For example, for a sample of contracts, we performed inquiries of project managers, tested costs incurred by comparing amounts recorded to source documents, and performed a retrospective review of management's initial cost estimate. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois

February 21, 2025

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in millions, except per share amounts)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 503.5	$ 588.7
Short-term investments	214.2	—
Accounts receivable, net of allowance for credit losses of $43.3 and $28.8, respectively	5,135.8	4,567.5
Merchandise inventory	605.3	668.1
Miscellaneous receivables	509.9	470.5
Prepaid expenses and other	404.4	410.2
Total current assets	7,373.1	6,705.0
Operating lease right-of-use assets	120.2	128.8
Property and equipment, net	192.0	195.5
Goodwill	4,620.4	4,413.4
Other intangible assets, net	1,356.6	1,369.7
Accounts receivable and other assets, noncurrent	1,016.1	472.2
Total Assets	$ 14,678.4	$ 13,284.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable-trade	$ 3,381.3	$ 2,881.0
Accounts payable-inventory financing	355.2	430.9
Current maturities of long-term debt	235.8	613.1
Contract liabilities	491.0	487.4
Accrued expenses and other current liabilities:		
Compensation	275.8	303.0
Advertising	137.7	119.9
Sales and income taxes	61.6	52.4
Other	536.0	554.3
Total current liabilities	5,474.4	5,442.0
Long-term liabilities:		
Debt	5,607.0	5,031.8
Deferred income taxes	167.4	171.4
Operating lease liabilities	149.1	164.0
Accounts payable and other liabilities	927.8	432.9
Total long-term liabilities	6,851.3	5,800.1
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 100.0 shares authorized; no shares issued or outstanding for both periods	—	—
Common stock, $0.01 par value, 1,000.0 shares authorized; 132.6 and 134.1 shares outstanding, respectively	1.3	1.3
Paid-in capital	3,834.4	3,691.3
Accumulated deficit	(1,322.9)	(1,525.5)
Accumulated other comprehensive loss	(160.1)	(124.6)
Total stockholders' equity	2,352.7	2,042.5
Total Liabilities and Stockholders' Equity	$ 14,678.4	$ 13,284.6

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in millions, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 20,998.7	$ 21,376.0	$ 23,748.7
Cost of sales	16,396.3	16,723.6	19,062.1
Gross profit	4,602.4	4,652.4	4,686.6
Selling and administrative expenses	2,951.1	2,971.5	2,951.4
Operating income	1,651.3	1,680.9	1,735.2
Interest expense, net	(214.5)	(226.6)	(235.7)
Other expense, net	(1.4)	(4.1)	(11.7)
Income before income taxes	1,435.4	1,450.2	1,487.8
Income tax expense	(357.6)	(345.9)	(373.3)
Net income	$ 1,077.8	$ 1,104.3	$ 1,114.5
Net income per common share:			
Basic	$ 8.06	$ 8.20	$ 8.24
Diluted	$ 7.97	$ 8.10	$ 8.13
Weighted-average common shares outstanding:			
Basic	133.8	134.6	135.2
Diluted	135.2	136.3	137.0

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in millions)

		Year Ended December 31,				
		2024		2023		2022
Net income	$	1,077.8	$	1,104.3	$	1,114.5
Other comprehensive income (loss), net of tax:						
Unrealized loss from cash flow hedge		(2.8)		(1.9)		(0.1)
Reclassification of cash flow hedge to net income		0.3		—		3.6
Foreign currency translation adjustments		(33.0)		29.7		(61.5)
Other comprehensive (loss) income		(35.5)		27.8		(58.0)
Comprehensive income	$	1,042.3	$	1,132.1	$	1,056.5

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

| | Year Ended December 31, | | |
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 1,077.8	$ 1,104.3	$ 1,114.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	275.3	270.7	290.6
Equity-based compensation expense	64.7	93.7	91.1
Deferred income taxes	(14.1)	(32.7)	(18.2)
Provision for credit losses	32.2	14.9	8.3
Other	4.1	29.0	16.2
Changes in assets and liabilities:			
Accounts receivable	(559.4)	(54.5)	(34.8)
Merchandise inventory	61.1	139.0	111.9
Other assets	(605.3)	183.3	(208.9)
Accounts payable-trade	443.8	(55.4)	(260.0)
Other liabilities	497.1	(93.6)	225.2
Net cash provided by operating activities	1,277.3	1,598.7	1,335.9
Cash flows from investing activities			
Capital expenditures	(122.6)	(148.2)	(127.8)
Purchases of short-term investments	(211.1)	—	—
Acquisitions of businesses, net of cash acquired	(323.9)	(76.4)	(36.7)
Other	(1.6)	(5.0)	—
Net cash used in investing activities	(659.2)	(229.6)	(164.5)
Cash flows from financing activities			
Proceeds from borrowings under revolving credit facilities	294.2	207.6	2,301.4
Repayments of borrowings under revolving credit facilities	(294.2)	(282.0)	(2,531.2)
Proceeds from issuance of long-term debt	1,197.8	—	—
Repayments of long-term debt	—	(150.0)	(635.5)
Payments to extinguish long-term debt	(962.4)	—	—
Payments of debt issuance costs	(10.9)	—	—
Repayments of receivable financing liability	(36.6)	(61.1)	(68.8)
Net change in accounts payable-inventory financing	(75.7)	(23.7)	84.6
Repurchases of common stock	(500.0)	(500.0)	—
Proceeds from stock option exercises	47.0	49.3	30.2
Payment of incentive compensation plan withholding taxes	(38.2)	(40.0)	(23.1)
Dividend payments	(332.1)	(321.5)	(282.6)
Other	24.2	22.7	22.9
Net cash used in financing activities	(686.9)	(1,098.7)	(1,102.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12.2)	3.1	(12.2)
Net (decrease) increase in cash, cash equivalents and restricted cash	(81.0)	273.5	57.1
Cash, cash equivalents and restricted cash – beginning of period	588.7	315.2	258.1
Cash, cash equivalents and restricted cash – end of period[(1)]	$ 507.7	$ 588.7	$ 315.2
Supplementary disclosure of cash flow information:			
Interest paid	$ (217.5)	$ (233.2)	$ (224.3)
Income taxes paid, net	$ (398.6)	$ (401.4)	$ (362.2)

(1)   Refer to Note 1 (Description of Business and Summary of Significant Accounting Policies) for further information on restricted cash.

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars and shares in millions)

| | Common Stock | | | | | |
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance as of December 31, 2021	134.8	$ 1.3	$ 3,369.5	$ (2,570.7)	$ (94.4)	$ 705.7
Net income	—	—	—	1,114.5	—	1,114.5
Equity-based compensation expense	—	—	91.1	—	—	91.1
Stock option exercises	0.5	0.1	30.1	—	—	30.2
Coworker Stock Purchase Plan	0.2	—	25.5	—	—	25.5
Dividend payments ($2.090 per share)	—	—	1.9	(284.5)	—	(282.6)
Incentive compensation plan stock withheld for taxes	—	—	—	(23.1)	—	(23.1)
Unrealized loss from hedge accounting	—	—	—	—	(0.1)	(0.1)
Reclassification of cash flow hedge to net income	—	—	—	—	3.6	3.6
Foreign currency translation	—	—	—	—	(61.5)	(61.5)
Balance as of December 31, 2022	135.5	1.4	3,518.1	(1,763.8)	(152.4)	1,603.3
Net income	—	—	—	1,104.3	—	1,104.3
Equity-based compensation expense	—	—	93.7	—	—	93.7
Stock option exercises	1.0	—	49.3	—	—	49.3
Coworker Stock Purchase Plan	0.2	—	28.2	—	—	28.2
Repurchases of common stock	(2.6)	(0.1)	—	(499.9)	—	(500.0)
Dividend payments ($2.390 per share)	—	—	2.0	(323.5)	—	(321.5)
Incentive compensation plan stock withheld for taxes	—	—	—	(40.0)	—	(40.0)
Unrealized loss from hedge accounting	—	—	—	—	(1.9)	(1.9)
Foreign currency translation and other	—	—	—	(2.6)	29.7	27.1
Balance as of December 31, 2023	134.1	1.3	3,691.3	(1,525.5)	(124.6)	2,042.5
Net income	—	—	—	1,077.8	—	1,077.8
Equity-based compensation expense	—	—	64.7	—	—	64.7
Stock option exercises	0.8	—	47.0	—	—	47.0
Coworker Stock Purchase Plan	0.1	—	28.8	—	—	28.8
Repurchases of common stock	(2.4)	—	—	(500.0)	—	(500.0)
Dividend payments ($2.485 per share)	—	—	2.1	(334.2)	—	(332.1)
Incentive compensation plan stock withheld for taxes	—	—	—	(38.2)	—	(38.2)
Unrealized loss from hedge accounting	—	—	—	—	(2.8)	(2.8)
Reclassification of cash flow hedge to net income	—	—	—	—	0.3	0.3
Foreign currency translation and other	—	—	0.5	(2.8)	(33.0)	(35.3)
Balance as of December 31, 2024	132.6	$ 1.3	$ 3,834.4	$ (1,322.9)	$ (160.1)	$ 2,352.7

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business

CDW Corporation ("Parent"), a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to business, government, education and healthcare customers in the United States ("US"), the United Kingdom ("UK") and Canada. The Company's broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

Throughout this report, the terms "the Company" and "CDW" refer to Parent and its subsidiaries.

Parent has two 100% owned subsidiaries, CDW LLC and CDW Finance Corporation. CDW LLC is an Illinois limited liability company that, together with its 100% owned subsidiaries, holds all material assets and conducts all business activities and operations of the Company. CDW Finance Corporation is a Delaware corporation formed for the sole purpose of acting as co-issuer of certain debt obligations and does not hold any material assets or engage in any business activities or operations.

Basis of Presentation

The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the rules and regulations of the US Securities and Exchange Commission ("SEC"). The Company's Consolidated Financial Statements are based on a fiscal year ended December 31.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Parent and its 100% owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reported periods. The Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from those estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions. The Company may utilize third-party valuation specialists to assist the Company in the allocation. Initial purchase price allocations are subject to revision within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash and are so near maturity that there is insignificant risk of changes in value due to interest rate changes.

Restricted cash represents funds that are restricted to satisfy deposit requirements with creditors. Restricted cash is presented within Prepaid expenses and other on the Consolidated Balance Sheets and totaled $4 million as of December 31, 2024.

<u>Accounts Receivable</u>

The timing of revenue recognition may differ from the time of billing to customers. Accounts receivable presented on the Consolidated Balance Sheets represent an unconditional right to consideration, which includes unbilled receivables. Unbilled receivables represent revenues that are not currently billable where payment is unconditional and solely subject to the passage of time. These items are expected to be billed and collected in the normal course of business. Unbilled receivables primarily arise from non-cancellable, multi-year arrangements for software sales whereby the Company has completed its performance obligation under the contracts but will invoice its customers ratably over a period of time. For additional information regarding multi-year arrangements, see "Revenue Recognition for Software" below. Accounts receivable that are billed are recorded at the invoiced amount and include the taxes to be collected from the customer as part of the sale. Such billed amounts typically do not bear interest. The balance of the Company's accounts receivable is classified as current for amounts expected to be collected within 12 months and noncurrent for amounts to be collected beyond 12 months.

The Company occasionally may transfer certain accounts receivable, without recourse, to third-party financial companies as a method to accelerate cash collections and reduce the Company's credit exposure. Under these agreements, the Company may transfer certain accounts receivable in exchange for cash less a discount, as defined by the agreements. The Company's ability to sell receivables is dependent on the financial institutions' willingness to purchase such receivables. In addition, certain of these agreements may also require that the Company continue to service, administer and collect the sold accounts receivable. Such transfers are recognized as a sale and the related accounts receivable is derecognized from the Consolidated Balance Sheet upon receipt of the third-party financing company's payment.

For additional information on the Company's accounts receivables, see Note 4 (Accounts Receivable and Contract Balances).

<u>Allowance for Credit Losses</u>

The Company estimates an allowance for credit losses related to accounts receivable, inclusive of billed and unbilled amounts, for future expected credit losses by using relevant information such as historical information, current conditions, and reasonable and supportable forecasts. For billed accounts receivable, the allowance is measured on a pool basis when similar risk characteristics exist, and a loss-rate for each pool is determined using historical credit loss experience as the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current conditions as well as changes in forecasted macroeconomic conditions, such as changes in the unemployment rate or gross domestic product growth rate. If there are additional changes in circumstances related to a specific customer, the Company further adjusts its estimate based on the expected loss. The Company has typically observed a higher loss-rate experience with customers in pools associated with the Company's Corporate and Small Business segments, as compared to the pools associated with the Public segment.

For unbilled accounts receivable, the allowance is measured based on internal risk rating, which considers the customer's credit rating, the duration of the multi-year arrangement, probability of default rates published by third-parties and other variables that mitigate the inherent credit risk on a particular transaction, such a legal right of set-off to the Company's exposure. The internal risk rating is periodically reviewed for updates related to a customer's credit rating and probability of default rates. Upon determining the internal risk rating, the allowance for credit loss is measured using the third-party default rates, adjusted for forecasted macroeconomic conditions. Given the nature of these unbilled receivables tied to multi-year arrangements and the robust credit approval process on long-term payment terms, the internal risk rating of these receivables is primarily low.

For additional information on the Company's allowance for credit loss, see Note 4 (Accounts Receivable and Contract Balances).

<u>Merchandise Inventory</u>

Inventory is valued at the lower of cost and net realizable value. Cost is determined using actual cost on a first-in, first-out method. Price protection is recorded when earned as a reduction to the cost of inventory. The Company decreases the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks and assumptions about future demand and market conditions.

Miscellaneous Receivables

Miscellaneous receivables primarily consist of amounts due from vendors. The Company receives incentives from vendors related to cooperative advertising, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written vendor agreements with specified performance requirements and are generally recorded as adjustments to Cost of sales or Merchandise inventory, depending on the nature of the incentive. Funds received from vendors related to the reimbursement of specific, incremental and identifiable costs incurred by the Company are recorded as reduction of such costs, which may be within Selling and administrative expenses.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company calculates depreciation expense using the straight-line method over the estimated useful lives of the assets. For revenue generating assets, the Company calculates depreciation expense using the straight-line method to the estimated residual value over the estimated useful life of the assets. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases

The Company enters into operating lease contracts, as assessed at contract inception, primarily for real estate, data centers and equipment. On the lease commencement date, the Company records operating lease liabilities based on the present value of the future lease payments. In determining the present value of future lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. For real estate and data center contracts, the Company accounts for the lease and non-lease components as a single lease component. For certain equipment leases, the Company applies a portfolio approach to account for the right-of-use asset and operating lease liability. In assessing the lease term, the Company includes options to renew only when it is reasonably certain that it will be exercised, a determination which is at the sole discretion of the Company. For equipment leases used in revenue generating activities with an initial term of 12 months or less, the Company records a right-of-use asset and lease liability. For all remaining leases with an initial term of 12 months or less, the Company has elected to not record a right-of-use asset and lease liability. The Company records lease expense on a straight-line basis over the lease term beginning on the commencement date.

Goodwill

The Company performs an evaluation of goodwill at the reporting unit level, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least on an annual basis to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company performs a quantitative impairment test for each reporting unit every three years, or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted during the fourth quarter. The Company's reporting units included in the assessment of potential goodwill impairment are the same as its operating segments.

Under a qualitative assessment, the most recent quantitative assessment is used to determine if it is more likely than not that the reporting unit's goodwill is impaired. As part of this qualitative assessment, the Company assesses relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in share price and entity-specific events to determine if there is an indication of impairment.

Under a quantitative assessment, goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company's fair value in an orderly transaction between market participants.

Under the income approach, the Company determines fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. The estimated future cash flows of each reporting unit are based on internally generated forecasts for the remainder of the respective reporting period and the next five years.

Under the market approach, the Company utilizes valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples are applied to the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including Net sales growth rates, gross profit margins, operating margins, discount rates and future market conditions, among others. Any changes in the judgments, estimates or assumptions used could produce significantly different results.

Intangible Assets

Intangible assets with determinable lives are amortized on a straight-line basis over their respective estimated useful lives. Intangible assets include customer relationships, trade name and internally developed software. For internally developed software, the Company capitalizes external costs and directly attributable internal costs to acquire or create internal use software which are incurred during the application development stage. These costs relate to activities such as configuration, coding, testing and installation. Costs related to post-implementation activities such as training and maintenance are expensed as incurred. Once the software is substantially complete and ready for its intended use, capitalized development costs are amortized straight-line over the estimated useful life of the software.

Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. In addition, each quarter, the Company evaluates whether events and circumstances warrant a revision to the remaining estimated useful life of each of these intangible assets. If the Company were to determine that a change to the remaining estimated useful life of an intangible asset was necessary, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life.

Cloud Computing Arrangements

The Company enters into certain cloud-based software hosting arrangements for internal use that are accounted for as service contracts. Costs incurred in implementing a cloud computing arrangement are deferred during the application development stage and presented within Prepaid expenses and other on the Consolidated Balance Sheets. Once a cloud computing arrangement is ready for its intended use, the implementation costs are amortized on a straight-line basis over the fixed term of the hosting arrangement plus any reasonably certain renewal periods.

Debt Issuance Costs

Debt issuance costs, such as underwriting, financial advisory, professional fees and other similar fees are capitalized and recognized in Interest expense, net over the estimated life of the related debt instrument using the effective interest method or straight-line method, as applicable. The Company classifies debt issuance costs as a direct deduction from the carrying value of the Long-term debt liability on the Consolidated Balance Sheets, except for debt issuance costs associated with revolving credit facilities which are presented as an asset, within Other assets on the Consolidated Balance Sheets.

<u>Fair Value Measurements</u>

Fair value is defined under US GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established for valuation inputs to prioritize the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – observable inputs such as quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

<u>Revenue Recognition</u>

The Company is a primary distribution channel for a large group of vendors and suppliers, including original equipment manufacturers ("OEMs"), software publishers, cloud providers and wholesale distributors. The Company may sell hardware, software and services on standalone basis or as a bundled solution arrangement. For additional information on the disaggregation of Net sales by major category, see Note 17 (Segment Information).

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. The Company evaluates the following indicators amongst others when determining whether it is acting as a principal in the transaction and recording revenue on a gross basis: (i) the Company is primarily responsible for fulfilling the promise to provide the specified product or service, (ii) the Company has inventory risk before the specified product has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified product or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

For performance obligations whereby the Company is acting as a principal, revenue is recognized when, or as, the customer obtains control of the specified product or service. The Company recognizes revenue in transactions for which it is acting as an agent once it has arranged for the third party to provide the product or service. Depending on the nature of the arrangement, this may occur at the time the Company executes the contract with the third party or at the time it invoices the customer.

Revenue Recognition for Hardware

Revenues from the sale of hardware are recognized on a gross basis as the Company is acting as a principal in these transactions, with the selling price to the customer recorded as Net sales and the acquisition cost of the product recorded as Cost of sales. The Company recognizes revenue from these transactions when control has passed to the customer, which is typically based on the shipping terms in the contract with the customer (e.g., upon delivery of the product to the customer). The Company may leverage drop-shipment arrangements with many of its vendors and suppliers to deliver hardware to its customers without having to physically hold the inventory at its warehouses. The Company is the principal in the transaction and recognizes revenue for drop-shipment arrangements on a gross basis.

In some instances, the customer agrees to buy the hardware from the Company but requests delivery at a later date, commonly known as bill-and-hold arrangements. For these transactions, the Company deems that control passes to the customer when the hardware is ready for delivery. The Company views hardware as ready for delivery when: (i) the customer has a signed agreement, (ii) significant risk and rewards have transferred to the customer, (iii) the customer has the ability to direct the use of the hardware, (iv) the hardware has been set aside specifically for the customer and cannot be redirected to another customer and (v) as applicable, the configuration services have been completed when ordered with the hardware.

The Company's vendor partners may provide warranties on the hardware the Company sells. These manufacturer warranties are assurance-type warranties and are not considered separate performance obligations. The warranties are not sold separately and only provide assurance that the hardware will conform with the manufacturer's specifications. In some transactions, the vendor partner will provide the customer with an extended warranty. These extended warranties are sold separately and provide the customer with a service in addition to assurance that the product will function as expected. The Company considers these warranties to be separate performance obligations from the underlying product. For additional information regarding the accounting for extended warranties, see "Revenue Recognition for Services" below.

Revenue Recognition for Software

Revenues from the sale of software include perpetual licenses, term licenses, software assurance and cloud computing solutions. From time to time, such software may be sold as fixed, non-cancellable multi-installment arrangements (i.e., multi-year arrangements) or variable, cancellable arrangements (more common in cloud computing arrangements). In these instances, the Company recognizes revenue based on its present enforceable rights and obligations and when it has completed its performance obligation. In these instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that such arrangements do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing software and to mirror the payment terms offered by the software publisher.

Depending on the nature of the software, the Company may be acting as a principal or an agent. For perpetual licenses and term licenses, the software is recognized as a single performance obligation on a gross basis as the Company is acting as a principal in these transactions at the point the software is delivered to the customer (i.e., via electronic delivery of keys). Generally, these licenses are sold with accompanying third-party delivered software assurance, which is a product that allows customers to upgrade to the latest technology if new capabilities are introduced during the period that the software assurance is in effect. The Company evaluates whether the software assurance is a separate performance obligation by assessing if the third-party delivered software assurance is critical or essential to the core functionality of the software itself. If the Company determines that the accompanying third-party delivered software assurance is critical or essential to the core functionality of the software license, the software license and the accompanying third-party delivered software assurance are recognized as a single performance obligation. As a result, the value of the product is primarily the accompanying support delivered by a third party and, therefore, the Company is acting as an agent and recognizes the revenue on a net basis once its agency obligation is complete. This is common for security software where updates are critical to the core functionality of the software. For software licenses where the accompanying third-party delivered software assurance is not critical or essential to the core functionality, the software assurance is recognized as a separate performance obligation, with the associated revenue recognized on a net basis. For additional information regarding the accounting for bundled arrangements, see "Revenue Recognition for Bundled Arrangements" below.

The Company sells cloud computing solutions which include Software as a Service ("SaaS") and Infrastructure as a Service ("IaaS"). SaaS solutions, commonly referred to as subscription licenses, utilize third-party partners to offer the Company's customers access to software in the cloud that enhances office productivity, provides security or assists in collaboration. IaaS solutions utilize third-party partners to enable customers to access data center functionality in a cloud-based solution, including storage, computing and networking. In these transactions, the Company is acting as an agent and recognizes revenue once its agency performance obligation is complete.

The Company's customers are offered the opportunity by certain of its vendors to purchase software licenses and software assurance under enterprise agreements ("EAs"). For most EA transactions, the Company's obligation to the customer is that of a distributor or sales agent of the services, where all obligations for providing the services to customers are passed to the Company's vendors. The Company's performance obligations are satisfied at the time of the sale. With most EAs, the Company's vendors will transfer the license and invoice the customer directly, paying resellers an agency fee or commission on these sales. The Company records these fees as a component of Net sales as earned and there is no corresponding Cost of sales amount.

Revenue Recognition for Services

Revenues from the sale of services include professional services, hosted and managed services and vendor partner delivered services. Depending on the nature of the service, the Company may be acting as a principal or an agent.

The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis either on a time and materials basis for variable contracts or proportionally as costs are incurred relative to the total estimated costs to complete for fixed fee contracts (i.e., an input method).

The Company provides hosted and managed services which primarily includes IT support services and data center services, such as managed and remote managed services, server co-location, internet connectivity and data backup and storage. Similar to professional services revenue, the Company is the principal in providing these services. Generally, hosted and managed services represent stand ready obligations and, therefore, the Company recognizes the revenue on a gross basis, ratably over the contractual term.

The Company may resell vendor partner delivered services. A common example is extended warranties, which are considered to be separate performance obligations from the underlying product. For vendor partner delivered services, the Company is arranging for such services to be provided by the vendor partner and, therefore, is acting as an agent and records revenue on a net basis at the point of sale.

Revenue Recognition for Bundled Arrangements

The Company often sells hardware, software and/or services as part of a bundled solution arrangement containing multiple performance obligations. For each deliverable that represents a distinct performance obligation, total arrangement consideration is allocated based upon the standalone selling prices of each performance obligation.

Sales In-Transit

The Company performs an analysis of the estimated number of days of sales in-transit to customers at the end of each reporting period based on a weighted-average analysis of commercial delivery terms that include drop-shipment arrangements. This analysis is the basis upon which the Company estimates the amount of Net sales in-transit at the end of the period and adjusts revenue and the related costs to reflect only what has been delivered to the customer. Changes in delivery patterns may result in a different number of business days estimated to make this adjustment.

Freight Costs

The Company records freight billed to its customers as Net sales and the related freight costs as Cost of sales when the underlying product revenue is recognized. For freight not billed to its customers, the Company records the freight costs as Cost of sales. The Company's typical shipping terms result in shipping being performed before the customer obtains control of the product. The Company considers shipping to be a fulfillment activity and not a separate performance obligation.

Other

The nature of the Company's contracts give rise to variable consideration in the form of volume rebates and sales returns and allowances, which are estimated at contract inception. The Company estimates variable consideration at the most likely amount to which it is expected to be entitled. This estimated amount is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of the Company's anticipated performance and all information that is reasonably available. At the time of sale, the Company records a liability for estimated sales returns and allowances and an associated right of return asset. The Company also records a provision for volume rebates based on the evaluation of contract terms and historical experience.

The Company excludes amounts collected on behalf of third parties, such as sales taxes, when determining the transaction price.

(dollars in millions, except per share data, unless otherwise noted)

When a contract results in revenue being recognized in excess of the amount the Company has the right to invoice to the customer, a contract asset is recorded on the Consolidated Balance Sheets. Contract assets primarily arise due to partially fulfilled contracts with integrated solutions and professional services with fixed fee arrangements.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Contract liabilities primarily arise due to professional services with fixed fee arrangements, bill-and-hold transactions where control has not passed to the customer and certain governmental contracts.

Any incremental direct costs of obtaining a contract, primarily sales commissions, are deferred on the Consolidated Balance Sheets and amortized over the period of contract performance.

The Company has elected to use the practical expedient for its performance obligations table to include only those contracts that are longer than 12 months at the time of contract inception and those contracts that are non-cancelable. Additionally, for certain governmental contracts where there are annual renewals, the Company has excluded these contracts since there is only a one-year legal obligation. Contracts that are longer than 12 months in duration are primarily related to hosted and managed services. For additional information on performance obligations longer than 12 months, see Note 4 (Accounts Receivable and Contract Balances).

Sales Taxes

Sales tax amounts collected from customers for remittance to governmental authorities are presented on a net basis in the Consolidated Statements of Operations.

Advertising

Advertising costs are generally charged to expense in the period incurred and are presented in Selling and administrative expenses in the Consolidated Statements of Operations. Cooperative reimbursements from vendors are recorded in the period the related advertising expenditure is incurred. The Company generally classifies vendor consideration as a reduction to Cost of sales. During the years ended December 31, 2024, 2023 and 2022, the Company had advertising costs of $218 million, $215 million and $211 million, respectively.

Equity-Based Compensation

The Company measures all equity-based payments using a fair-value-based method and records compensation expense over the requisite service period using the straight-line method in its Consolidated Financial Statements. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.

Interest Expense, net

Interest expense, net includes interest expense and interest income. Interest expense, net is recognized in the period incurred at the applicable interest rate in effect. Interest income is recognized on an accrual basis in the period it is earned at the applicable interest rate.

Foreign Currency Translation

The Company's reporting currency is the US dollar. The functional currency of the Company's international operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the international operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the international operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders' equity.

Income Taxes

Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company performs an evaluation of the realizability of deferred tax assets on a quarterly basis. This evaluation requires management to make use of estimates and assumptions and considers all

(dollars in millions, except per share data, unless otherwise noted)

positive and negative evidence and factors, such as the scheduled reversal of temporary differences, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies.

The Company accounts for unrecognized tax benefits based upon its assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company reports a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognizes interest and penalties, if any, related to its unrecognized tax benefits in income tax expense.

2. Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-240). This ASU requires entities to disclose disaggregated information about specific natural expense categories in the notes to the financial statements. The ASU is effective for all public entities for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. Entities should apply the amendments on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact the ASU will have on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances existing income tax disclosures primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The ASU is effective for all public entities for annual periods beginning after December 15, 2024, with early adoption permitted. Entities should apply the amendments on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact the ASU will have on its disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses included in a segment's profit or loss measure on an annual and interim basis. The ASU is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities are required to apply the amendments on a retrospective basis. The Company adopted this ASU for the 2024 annual reporting period, which resulted in additional disclosures for amounts presented within Note 17 (Segment Information).

3. Acquisitions

Mission Cloud Services, Inc. ("Mission")

On November 27, 2024, the Company completed its acquisition of Mission through a purchase of all the issued and outstanding equity interests for a base purchase price of $330 million. Mission is a leading cloud professional services, managed services and consulting provider. This strategic acquisition strengthens the Company's capabilities to deliver full lifecycle projects and complements its existing cloud, data, artificial intelligence and software platform engineering solution capabilities.

The acquisition of Mission was not material to the Company's results of operations and financial condition. The financial results of Mission have been included in the Company's Consolidated Financial Statements since the date of acquisition, and the amounts are presented within the Corporate reportable segment. The purchase price allocation is preliminary and subject to customary closing adjustments and revision as additional information about fair value of assets and liabilities become available. Preliminarily, the Company recorded $218 million of Goodwill and $139 million of other intangible assets, which primarily related to customer relationships.

(dollars in millions, except per share data, unless otherwise noted)

4. Accounts Receivable and Contract Balances

Accounts Receivable

The following table details the total accounts receivable recognized and the related classification on the Consolidated Balance Sheets:

	December 31,	
	2024	2023
Accounts receivable, current(1)	$ 4,386.4	$ 4,292.6
Unbilled accounts receivable, current(1)	749.4	274.9
Unbilled accounts receivable, noncurrent(2)	923.0	337.5
Total accounts receivable	$ 6,058.8	$ 4,905.0

(1) Accounts receivable, current are presented within Accounts receivable, net of allowance for credit losses on the Consolidated Balance Sheets.

(2) Unbilled accounts receivable, noncurrent are presented within Accounts receivable and other assets, noncurrent on the Consolidated Balance Sheets.

From time to time, the Company transfers certain accounts receivable, without recourse, to third-party financial companies as a method to reduce the Company's credit exposure and accelerate cash collections. Such transfers are recognized as a sale and the related accounts receivable are derecognized from the Consolidated Balance Sheets upon receipt of payment from the third-party financing company. During the years ended December 31, 2024 and 2023, the Company sold approximately $477 million and $506 million of accounts receivable, respectively.

The Company recognizes an allowance for credit losses at inception and reassesses quarterly based on expected collectability and forecasted macroeconomic conditions. The following table details the changes in the allowance for credit losses related to accounts receivable:

	As of December 31,	
	2024	2023
Balance as of January 1	$ 28.8	$ 25.7
Increase to provision for credit losses	32.2	14.9
Write-offs charged against the allowance for credit losses	(14.8)	(14.5)
Other	1.2	2.7
Balance as of December 31(1)	$ 47.4	$ 28.8

(1) Includes a $4 million allowance for credit losses related to unbilled accounts receivable, noncurrent which is presented within Accounts receivable and other assets, noncurrent on the Consolidated Balance Sheets as of December 31, 2024.

Contract Balances

Contract assets and liabilities represent the difference in the timing of revenue recognition from receipt of cash from customers. Contract assets represent revenue recognized on performance obligations satisfied or partially satisfied for which the Company has no unconditional right to consideration. Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. The following table details information about the Company's contract balances recognized on the Consolidated Balance Sheets:

	December 31,	
	2024	2023
Contract assets(1)	$ 97.1	$ 111.8
Contract liabilities(2)(3)	522.3	527.4

(1) Contract assets are presented within Prepaid expenses and other on the Consolidated Balance Sheets.

(dollars in millions, except per share data, unless otherwise noted)

(2) Includes $31 million and $40 million of long-term contract liabilities that are presented within Accounts payable and other liabilities on the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

(3) For the years ended December 31, 2024 and 2023, the Company recognized revenue of $315 million and $329 million, respectively, related to its contract liabilities that were included in the beginning balance of the respective periods.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For additional information regarding the Company's performance obligations, see Note 1 (Description of Business and Summary of Significant Accounting Policies). The following table represents the total transaction price for the remaining performance obligations as of December 31, 2024 related to non-cancelable service contracts whereby the Company is acting as the principal and the duration is longer than 12 months, which is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$ 113.3	$ 67.7	$ 28.7	$ 11.1

5. Property and Equipment

Property and equipment consist of the following:

		December 31,	
	Useful Lives (Years)	2024	2023
Computer and data processing equipment	3 - 5	$ 204.7	$ 204.7
Building and leasehold improvements	5 - 25	133.6	125.3
Machinery and equipment	5 - 10	50.0	46.8
Computer software	3 - 5	35.3	35.7
Furniture and fixtures	5 - 10	31.1	23.5
Land	-*	27.7	28.1
Revenue generating assets	1 - 5	1.8	1.4
Construction in progress	-*	28.2	38.7
Property and equipment, gross		512.4	504.2
Less: Accumulated depreciation		(320.4)	(308.7)
Property and equipment, net		$ 192.0	$ 195.5

*Asset is not depreciated.

During 2024, 2023 and 2022, the Company recorded disposals of $37 million, $56 million and $7 million, respectively, to derecognize Property and equipment that were no longer in use.

Depreciation expense for the years ended December 31, 2024, 2023, and 2022 was $53 million, $52 million and $58 million, respectively.

(dollars in millions, except per share data, unless otherwise noted)

6. Goodwill and Other Intangible Assets

Goodwill

The changes in Goodwill by reportable segment are as follows:

	Corporate	Small Business	Public	Other[(1)]	Consolidated
Balances as of December 31, 2022[(2)]	$ 2,133.4	$ 230.2	$ 1,658.8	$ 320.3	$ 4,342.7
Acquisition activity[(3)]	19.7	—	36.3	—	56.0
Foreign currency translation	—	—	—	14.7	14.7
Balances as of December 31, 2023[(2)]	2,153.1	230.2	1,695.1	335.0	4,413.4
Acquisition activity[(4)]	217.7	—	0.4	—	218.1
Foreign currency translation	—	—	—	(11.1)	(11.1)
Balances as of December 31, 2024[(2)]	$ 2,370.8	$ 230.2	$ 1,695.5	$ 323.9	$ 4,620.4

(1) Other is comprised of CDW UK and CDW Canada operating segments.

(2) Goodwill is net of accumulated impairment losses of $1,571 million, $354 million and $28 million related to the Corporate, Public and Other segments, respectively, recorded in 2008 and 2009.

(3) Includes other immaterial acquisitions.

(4) The acquisition of Mission is fully allocated to the Corporate segment. For additional information regarding the acquisition of Mission, see Note 3 (Acquisitions). Remaining activity in the Public segments includes other immaterial acquisitions.

The Company performed a qualitative impairment assessment for all reporting units during the fourth quarter of 2024 and concluded that it was more likely than not that the fair values of all reporting units exceeded their respective carrying values and, therefore, no impairment existed. The Company performed a quantitative impairment assessment for all reporting units during the fourth quarter of 2023 and determined that the fair values of each reporting unit substantially exceeded their carrying values and, therefore, no impairment existed.

Other Intangible Assets

A summary of intangible assets is as follows:

December 31, 2024	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3 - 14	$ 3,478.1	$ (2,361.6)	$ 1,116.5
Trade name	1 - 20	449.6	(387.6)	62.0
Internally developed software	3 - 5	391.6	(246.9)	144.7
Other	1 - 10	35.6	(2.2)	33.4
Total		$ 4,354.9	$ (2,998.3)	$ 1,356.6

December 31, 2023	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3 - 14	$ 3,379.7	$ (2,236.6)	$ 1,143.1
Trade name	1 - 20	446.1	(366.6)	79.5
Internally developed software	3 - 5	474.9	(330.6)	144.3
Other	1 - 10	4.3	(1.5)	2.8
Total		$ 4,305.0	$ (2,935.3)	$ 1,369.7

During the years ended December 31, 2024, 2023 and 2022, the Company recorded disposals of $155 million, $33 million and $8 million, respectively, to derecognize intangible assets that were no longer in use.

During the years ended December 31, 2024, 2023 and 2022, the Company recorded amortization expense related to intangible assets of $222 million, $219 million and $233 million, respectively.

(dollars in millions, except per share data, unless otherwise noted)

Estimated future amortization expense related to intangible assets is as follows:

Years ending December 31,	Estimated Future Amortization Expense
2025	$ 240.0
2026	217.8
2027	182.4
2028	138.0
2029	125.0
Thereafter	453.4
Total future amortization expense	$ 1,356.6

7. Inventory Financing Agreements

The Company has entered into agreements with financial institutions to facilitate the purchase of inventory from designated suppliers under certain terms and conditions to enhance liquidity. Under these agreements, the Company receives extended payment terms and agrees to pay the financial institution a stated amount of confirmed invoices from its designated suppliers. The Company does not incur any interest or other incremental expenses associated with these agreements as balances are paid when they are due. Additionally, the Company has no involvement in establishing the terms or conditions of the arrangements between its suppliers and the financial institution.

The amounts outstanding under these agreements as of December 31, 2024 and 2023 were $355 million and $431 million, respectively, and are separately presented as Accounts payable-inventory financing on the Consolidated Balance Sheets. The majority of such outstanding amounts relates to a floorplan sub-facility that is incorporated in the Company's Revolving Loan Facility, as defined within Note 8 (Debt). A portion of the Company's availability under the Revolving Loan Facility is reserved to cover the obligation to pay the financial institution. For additional information regarding the Revolving Loan Facility, see Note 8 (Debt).

The following table details the changes in the Company's confirmed obligations outstanding related to inventory financing agreements:

	As of December 31, 2024
Confirmed obligations outstanding as of January 1	$ 430.9
Invoices confirmed during the period	2,388.1
Confirmed invoices paid during the period	(2,463.8)
Confirmed obligations outstanding as of December 31	$ 355.2

(dollars in millions, except per share data, unless otherwise noted)

8. Debt

	Maturity Date	Interest Rate	As of December 31, 2024	As of December 31, 2023
Credit Facility				
Senior unsecured revolving loan facility	December 2026	Variable	$ —	$ —
Term Loan				
Senior unsecured term loan facility	December 2026	Variable	634.5	634.5
Unsecured Senior Notes				
Senior notes due 2024	December 2024	5.500 %	—	575.0
Senior notes due 2025	May 2025	4.125 %	211.1	600.0
Senior notes due 2026	December 2026	2.670 %	1,000.0	1,000.0
Senior notes due 2028	April 2028	4.250 %	600.0	600.0
Senior notes due 2028	December 2028	3.276 %	500.0	500.0
Senior notes due 2029	February 2029	3.250 %	700.0	700.0
Senior notes due 2030	March 2030	5.100 %	600.0	—
Senior notes due 2031	December 2031	3.569 %	1,000.0	1,000.0
Senior notes due 2034	August 2034	5.550 %	600.0	—
Total unsecured senior notes			5,211.1	4,975.0
Receivable financing liability			21.2	56.9
Other long-term obligations			8.8	6.9
Unamortized debt issuance costs and discount			(32.8)	(28.4)
Current maturities of long-term debt			(235.8)	(613.1)
Total long-term debt			$ 5,607.0	$ 5,031.8

As of December 31, 2024, the Company is in compliance with the covenants under its credit agreements and indentures.

Credit Facility

The Company has a variable rate senior unsecured revolving loan facility (the "Revolving Loan Facility") from which it may draw tranches denominated in US dollars, British pounds or Euros. The interest rate is based on Secured Overnight Financing Rate ("SOFR") plus a spread adjustment and a margin based on the Company's senior unsecured rating. The Revolving Loan Facility is used by the Company for borrowings, issuances of letters of credit and floorplan financing. As of December 31, 2024, the Company could have borrowed up to an additional $1.2 billion under the Revolving Loan Facility. As of December 31, 2024, the Revolving Loan Facility had $356 million reserved for the floorplan sub-facility.

Term Loan

The senior unsecured term loan facility (the "Term Loan Facility") has a variable interest rate. The interest rate is based on SOFR plus a spread adjustment and a margin based on the Company's senior unsecured rating. No mandatory payments are required on the remaining principal amount until its maturity date on December 1, 2026.

Unsecured Senior Notes

The unsecured senior notes have a fixed interest rate, which is paid semi-annually.

(dollars in millions, except per share data, unless otherwise noted)

Receivable Financing

The receivable financing liability relates to certain accounts receivable transferred to third-party financial institutions that did not qualify as a sale under the terms of the agreements. While the terms of such agreements are on a nonrecourse basis, the transfers of accounts receivable could not achieve certain criteria that would allow derecognition of the accounts receivable. The proceeds from these arrangements are recognized as a liability and the associated accounts receivable remains on the Consolidated Balance Sheet until the liability is settled. The Company did not execute any transfers under these agreements during the years ended December 31, 2024 and 2023.

Debt Issuances and Extinguishments

On August 22, 2024, the Company completed the issuance of $600 million aggregate principal amount of 5.100% Senior Notes due 2030 (the “2030 Notes”) at 99.889% of par and $600 million aggregate principal amount of 5.550% Senior Notes due 2034 (the “2034 Notes”) at 99.742% of par (collectively, the “Notes”). Interest on the 2030 Notes is payable semi-annually on March 1 and September 1 of each year. Interest on the 2034 Notes is payable semi-annually on February 22 and August 22 of each year. The net proceeds from the Notes issuance were used to fund the settlement of the concurrent cash tender offer and the payment of related accrued and unpaid interest, fees and expenses and general corporate purposes, including the redemption of the remaining 5.500% Senior Notes due 2024 and the repayment at maturity of the remaining 4.125% Senior Notes due 2025.

On August 22, 2024, concurrent with the Notes issuance, the Company completed a cash tender offer for $391 million and $389 million of the outstanding aggregate principal amounts under its 5.500% Senior Notes due 2024 and the 4.125% Senior Notes due 2025, respectively, plus accrued and unpaid interest, fees and expenses. In connection with the cash tender offer, the Company recognized an immaterial net gain on extinguishment of debt, which is presented within Other income (expense), net on the Consolidated Statements of Operations.

On October 7, 2024, the Company redeemed the remaining outstanding 5.500% Senior Notes due 2024, which were scheduled to mature on December 1, 2024, at par for $184 million.

Total Debt Maturities

As of December 31, 2024, aggregate future maturities of debt, excluding unamortized debt issuance costs, are as follows for the years ending December 31:

Years	Debt Maturities
2025	$ 236.0
2026	1,637.2
2027	1.7
2028	1,100.7
2029	700.0
Thereafter	2,200.0
Total debt maturities	$ 5,875.6

Fair Value

The fair values of the unsecured senior notes were estimated using quoted market prices for identical liabilities that are traded in over-the-counter secondary markets. The fair value of the Term Loan Facility was estimated using dealer quotes and other market observable inputs for comparable liabilities. The unsecured senior notes and Term Loan Facility were classified as Level 2 within the fair value hierarchy. The carrying value of the Revolving Loan Facility approximates fair value.

(dollars in millions, except per share data, unless otherwise noted)

The approximate fair values and related carrying values of the Company's long-term debt, including current maturities and excluding unamortized discount and unamortized debt issuance costs, were as follows:

	December 31,	
	2024	2023
Fair value	$ 5,602.8	$ 5,348.2
Carrying value	5,875.6	5,673.3

9. Fair Value Measurements and Financial Instruments

Derivative Instruments

The Company may use derivative financial instruments to manage its exposure to interest rate risk. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The following sections detail the Company's derivative financial instruments.

Interest Rate Collars

The Company's variable interest rate debt creates interest rate risk. The Company has interest rate collar agreements that provide for contractually specified interest rate cap and an interest rate floor based on SOFR. The Company receives payment from the counterparty if SOFR is greater than the cap or pays the counterparty if SOFR is below the floor. If SOFR is between the floor and cap, no payment is due to either party. There were no new interest rate collar agreements executed for the year ended December 31, 2024.

As of December 31, 2024 and December 31, 2023, the interest rate collar agreements were classified within Long-term liabilities - Accounts payable and other liabilities on the Consolidated Balance Sheets for which the fair value was not material. The total notional amount of the interest rate collar agreements was $400 million as of December 31, 2024 and December 31, 2023, which mature on September 30, 2026.

The fair value of the Company's interest rate collar agreements is classified as Level 2 in the fair value hierarchy. The valuation of the interest rate collar agreements is derived using a discounted cash flow analysis on the expected cash receipts or cash disbursements that would occur if variable interest rates rise above or fall below the strike rates of the interest rate cap and interest rate floor, respectively. This analysis reflects the contractual terms of the interest rate collar agreements, including the period to maturity, and uses observable market-based inputs, including SOFR curves and implied volatilities. The Company also incorporates insignificant credit valuation adjustments to appropriately reflect the respective counterparty's nonperformance risk in the fair value measurements. The counterparty credit spreads are based on publicly available credit information obtained from a third-party credit data provider.

The interest rate collars are designated as cash flow hedges. The changes in the fair value of derivatives that qualify as cash flow hedges are recorded in Accumulated other comprehensive loss ("AOCL") and are subsequently reclassified into Interest expense, net in the period when the hedged forecasted transaction affects earnings. During the year ended December 31, 2024, the change in fair value for the effective portion of the derivative financial instruments and the reclassification from AOCL to Interest expense, net was not material.

Treasury Locks

The Company used treasury lock agreements to manage interest rate risk in advance of the issuance of fixed rate debt. During the year ended December 31, 2024, the Company executed and settled treasury lock agreements for a total notional value of $600 million, concurrent with the issuance of unsecured senior notes. The treasury lock agreements were settled at an immaterial loss. For additional information regarding the issuance of the unsecured senior notes, see Note 8 (Debt).

The treasury lock agreements were designated as cash flow hedges. The loss on the settlement was recorded to AOCL and is subsequently reclassified into Interest expense, net over the term of the debt in the same period during which the hedged forecasted transaction affects earnings. During the year ended December 31, 2024, the reclassification from AOCL to Interest expense, net was not material.

(dollars in millions, except per share data, unless otherwise noted)

Short-term Investments

Short-term investments, which have a maturity that extends beyond three months but within one year, is comprised of a certificate of deposit. As of December 31, 2024, the amortized cost of the certificate of deposit was $214 million and is classified within Short-term investments on the Consolidated Balance Sheets. The fair value of the short-term investment approximates the carrying value due to its short-term nature and is classified as a Level 2 in the fair value hierarchy.

10. Income Taxes

Income before income taxes was taxed under the following jurisdictions:

	Year Ended December 31,		
	2024	2023	2022
Domestic	$ 1,312.5	$ 1,298.1	$ 1,355.6
Foreign	122.9	152.1	132.2
Total	$ 1,435.4	$ 1,450.2	$ 1,487.8

Components of Income tax expense (benefit) consist of the following:

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 267.4	$ 267.3	$ 281.8
State	72.8	69.7	75.8
Foreign	31.5	41.6	33.9
Total current	371.7	378.6	391.5
Deferred:			
Domestic	(14.0)	(29.3)	(15.0)
Foreign	(0.1)	(3.4)	(3.2)
Total deferred	(14.1)	(32.7)	(18.2)
Income tax expense	$ 357.6	$ 345.9	$ 373.3

The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the effective income tax rate was as follows:

	Year Ended December 31,					
	2024		2023		2022	
Statutory federal income tax rate	$ 301.4	21.0 %	$ 304.5	21.0 %	$ 312.4	21.0 %
State taxes, net of federal effect	60.0	4.2	55.8	3.8	61.1	4.1
Excess tax benefit of equity awards	(15.5)	(1.1)	(29.6)	(2.0)	(12.0)	(0.8)
Tax on foreign earnings	5.8	0.4	8.5	0.6	3.0	0.2
Other	5.9	0.4	6.7	0.5	8.8	0.6
Effective income tax rate	$ 357.6	24.9 %	$ 345.9	23.9 %	$ 373.3	25.1 %

(dollars in millions, except per share data, unless otherwise noted)

The tax effect of temporary differences that give rise to net deferred income tax liabilities is presented below.

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Contract liabilities	$ 33.5	$ 38.4
Equity compensation plans	29.4	34.5
Net operating loss and credit carryforwards, net	40.2	17.0
Payroll and benefits	10.3	17.2
Operating lease liabilities	38.7	45.6
Accounts receivable	20.7	20.1
Other	22.5	19.9
Total deferred tax assets	195.3	192.7
Deferred tax liabilities:		
Acquisition-related intangibles	279.8	269.8
Property and equipment	14.7	22.4
Operating lease right-of-use assets	22.5	27.6
Other	23.0	26.7
Total deferred tax liabilities	340.0	346.5
Deferred tax asset valuation allowance	21.9	17.0
Net deferred tax liabilities	$ 166.6	$ 170.8

The Company has income tax net operating losses of $88 million that do not expire and international tax credit carryforwards of $17 million, which expire in 2027.

The Company is indefinitely reinvested in its UK business, and therefore did not provide for any US deferred taxes on the earnings of the UK business. The Company is not permanently reinvested in its Canadian business and therefore has recognized deferred tax liabilities of $7 million as of December 31, 2024 related to Canada withholding taxes on earnings of its Canadian business.

In the ordinary course of business, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). In general, the Company is no longer subject to audit by the IRS or state, local, or foreign taxing authorities for tax years through 2014. Various taxing authorities are in the process of auditing income tax returns of the Company and its subsidiaries. The Company does not anticipate that any adjustments from the audits would have a material impact on its Consolidated Financial Statements.

Changes in the Company's unrecognized tax benefits as of December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31, 2024	2023	2022
Balance as of January 1	$ 19.3	$ 18.7	$ 18.4
Additions/reductions for current year and prior year	0.4	0.6	0.3
Balance as of December 31	$ 19.7	$ 19.3	$ 18.7

As of December 31, 2024, the Company had $20 million of unrecognized tax benefits that, if recognized, would have decreased income taxes and the corresponding effective income tax rate and increased net income. The impact of recognizing these tax benefits, net of the federal income tax benefit related to unrecognized state income tax benefits, would be approximately $16 million.

11. Leases

The Company has operating leases primarily for real estate, data centers and equipment. Remaining lease terms are up to 11 years.

(dollars in millions, except per share data, unless otherwise noted)

Supplemental Consolidated Balance Sheets information related to the Company's operating leases is as follows:

		December 31,	
Lease	**Balance Sheet Presentation**	**2024**	**2023**
Operating lease right-of-use asset	Operating lease right-of-use assets	$ 120.2	$ 128.8
Current operating lease liabilities	Accrued expenses and other current liabilities - Other	$ 32.2	$ 34.0
Long-term operating lease liabilities	Long-term liabilities - Operating lease liabilities	149.1	164.0
Total lease liabilities		$ 181.3	$ 198.0

	December 31,	
Lease term and discount rate	**2024**	**2023**
Weighted average remaining lease term (years)	7.9	8.0
Weighted average discount rate	4.26 %	4.03 %

Operating lease cost, inclusive of variable and short-term lease cost, for the years ended December 31, 2024, 2023 and 2022 was $60 million, $62 million and $62 million, respectively.

Maturities of operating lease liabilities are as follows:

	December 31, 2024
2025	$ 40.1
2026	33.8
2027	26.0
2028	21.2
2029	15.4
Thereafter	80.4
Total lease payments	$ 216.9
Less: Interest	(34.1)
Less: Lease Incentives[(1)]	(1.5)
Present value of lease liabilities	$ 181.3

(1) Includes lease incentives that will be realized in 2025.

Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 44.0	$ 41.7	$ 42.8
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 18.7	$ 24.6	$ 43.6

12. Stockholders' Equity

Share Repurchase Program

The Company has a share repurchase program under which it may repurchase shares of its common stock from time to time in privately negotiated transactions, open market purchases or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to share price, regulatory requirements and capital availability. The share repurchase program does not obligate the Company to repurchase any minimum dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

(dollars in millions, except per share data, unless otherwise noted)

During 2024, the Company repurchased 2.4 million shares of its common stock for $500 million under the share repurchase program. On February 5, 2025, the Company announced that its Board of Directors authorized a $750 million increase to the share repurchase program, which was incremental to the approximately $588 million remaining as of December 31, 2024 under the $750 million authorization announced on February 7, 2024.

13. Equity-Based Compensation

Equity-based compensation expense, which is recorded in Selling and administrative expenses in the Consolidated Statements of Operations was as follows:

	Year Ended December 31,		
	2024	2023	2022
Equity-based compensation expense	$ 64.7	$ 93.7	$ 91.1
Income tax benefit(1)	(10.8)	(17.3)	(15.5)
Equity-based compensation expense, net of tax	$ 53.9	$ 76.4	$ 75.6

(1) Represents equity-based compensation tax expense at the statutory tax rates. Excess tax benefits associated with equity awards are excluded from this disclosure and separately disclosed in Note 10 (Income Taxes).

The total unrecognized compensation cost related to non-vested awards was $108 million as of December 31, 2024 and is expected to be recognized over a weighted-average period of 2.1 years.

Long-Term Incentive Plan

The 2021 Long-Term Incentive Plan ("2021 LTIP") provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock and performance awards. The maximum aggregate number of shares of the Company's common stock that may be issued under the 2021 LTIP is 22.1 million shares. As of December 31, 2024, 6.2 million shares were available for issuance under the 2021 LTIP. Authorized but unissued shares are reserved for issuance in connection with equity-based awards.

Stock Options

The exercise price of a stock option granted is equal to the fair value of the underlying stock on the date of the grant. Stock options granted under the LTIPs have a contractual term of ten years and generally vest ratably over three years. To estimate the fair value of options granted, the Company uses the Black-Scholes option pricing model.

The weighted-average assumptions used to value the stock options granted were as follows:

	Year Ended December 31,		
	2024	2023	2022
Weighted average grant date fair value	$ 76.21	$ 64.77	$ 43.20
Expected volatility(1)	29.32 %	29.94 %	27.50 %
Risk-free rate(2)	4.07 %	3.80 %	1.94 %
Expected dividend yield	1.08 %	1.24 %	1.17 %
Expected term (in years)(3)	5.4	5.5	6.0

(1) Based on a weighting of the historical volatility and implied volatility.

(2) Based on a composite US Treasury rate.

(3) Based on contractual term length and on historical experience of both exercised and unexercised options.

(dollars in millions, except per share data, unless otherwise noted)

Stock option activity for the year ended December 31, 2024 was as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	3,190,946	$ 126.40		
Granted	82,881	245.62		
Forfeited/Expired	(28,842)	195.04		
Exercised[(1)]	(478,686)	98.11		
Outstanding at December 31, 2024	2,766,299	134.15	5.28	$ 132.3
Vested and exercisable at December 31, 2024	2,225,183	$ 117.20	4.68	$ 131.7
Expected to vest after December 31, 2024	541,116	$ 203.77	7.73	$ 0.6

(1) The total intrinsic value of stock options exercised during the years ended December 31, 2024, 2023 and 2022 was $66 million, $97 million and $40 million, respectively.

Restricted Stock Units ("RSUs")

Restricted stock units represent the right to receive unrestricted shares of the Company's stock at the time of vesting. RSUs granted under the LTIPs vest either ratably over three years or cliff-vest at the end of three years. The fair value of RSUs is equal to the closing price of the Company's common stock on date of grant.

RSU activity for the year ended December 31, 2024 was as follows:

	Number of Units	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2024	398,613	$ 181.85
Granted[(1)]	328,768	203.24
Vested[(2)]	(207,350)	179.46
Forfeited	(28,679)	191.98
Non-vested at December 31, 2024	491,352	196.58

(1) The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $203.24, $189.30 and $169.11, respectively.

(2) The aggregate fair value of RSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $37 million, $27 million and $16 million, respectively.

Performance Share Units ("PSUs")

Performance share units represent the right to receive unrestricted shares of the Company's stock at the time of vesting. PSUs granted under the LTIPs cliff-vest at the end of three years. The majority of the PSUs will vest between 0% to 200% of the number of PSUs granted based on the Company's performance against a cumulative adjusted free cash flow measure and cumulative non-GAAP net income per diluted share measure over a three-year performance period.

(dollars in millions, except per share data, unless otherwise noted)

PSU activity for the year ended December 31, 2024 was as follows:

	Number of Units	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2024	394,882	$ 188.76
Granted[(1)]	199,174	224.53
Attainment adjustment[(2)]	122,295	156.18
Vested[(3)]	(258,590)	163.89
Forfeited	(27,480)	201.13
Non-vested at December 31, 2024	430,281	210.22

(1) The weighted-average grant date fair value of PSUs granted during the years ended December 31, 2024, 2023 and 2022 was $224.53, $210.30 and $176.14, respectively.

(2) During the year ended December 31, 2024, the PSUs that vested at December 31, 2023 were adjusted to reflect final attainment.

(3) The aggregate fair value of PSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $42 million, $35 million and $28 million, respectively.

14. Earnings Per Share

The numerator for both basic and diluted earnings per share is Net income. The denominator for basic earnings per share is the weighted-average shares outstanding during the period.

A reconciliation of basic weighted-average shares outstanding to diluted weighted-average shares outstanding is as follows:

	Year Ended December 31,		
	2024	2023	2022
Basic weighted-average shares outstanding	133.8	134.6	135.2
Effect of dilutive securities[(1)]	1.4	1.7	1.8
Diluted weighted-average shares outstanding[(2)]	135.2	136.3	137.0

(1) The dilutive effect of outstanding stock options, restricted stock units, performance share units and Coworker Stock Purchase Plan (“CSPP”) units is reflected in the diluted weighted-average shares outstanding using the treasury stock method.

(2) There were fewer than 0.2 million potential common shares excluded from diluted weighted-average shares outstanding for the years ended December 31, 2024, 2023 and 2022, respectively. Inclusion of these common shares in diluted weighted average shares outstanding would have had an anti-dilutive effect.

15. Coworker Retirement and Other Compensation Benefits

Profit Sharing Plan and Other Savings Plans

The Company has a profit-sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all coworkers in the US. In addition, coworkers outside the US participate in other savings plans. Company contributions to the profit sharing and other savings plans are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2024, 2023 and 2022, the amounts expensed for these plans were $27 million, $20 million and $43 million, respectively.

Coworker Stock Purchase Plan (“CSPP”)

The Company has a CSPP that provides the opportunity for eligible coworkers to acquire shares of the Company’s common stock through accumulated payroll deductions at a 5% discount from the closing market price on the final day of the offering period. There is no additional compensation expense associated with the CSPP.

16. Commitments and Contingencies

The Company is party to various legal proceedings that arise in the ordinary course of its business, which include commercial, intellectual property, employment, tort and other litigation matters. The Company is also subject to audit by federal, state, international, national, provincial and local authorities, and by various partners, group purchasing organizations and customers, including government agencies, relating to purchases and sales under various contracts.

In addition, the Company is subject to indemnification claims under various contracts. From time to time, certain customers of the Company file voluntary petitions for reorganization or liquidation under the US bankruptcy laws or similar laws of the jurisdictions for the Company's business activities outside of the US. In such cases, certain pre-petition payments received by the Company could be considered preference items and subject to return to the bankruptcy administrator.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, the Company's Consolidated Financial Statements could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

The Company received a Civil Investigative Demand, issued by Department of Justice ("DOJ") on June 11, 2024 in connection with a False Claims Act investigation. The DOJ requested information relating to bids the Company submitted for contracts funded in whole or in part by the Schools and Libraries Program (E-Rate Program). The Company is cooperating with the DOJ and, at this stage in the investigation, is unable to assess the probability of any outcome or the range of possible loss, if any.

17. **Segment Information**

The Company has three reportable segments: Corporate, Small Business, and Public. In addition, there are two other operating segments: CDW UK and CDW Canada, both of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other"). The organizational structure of the Company's segments is determined based on how the chief operating decision maker ("CODM"), who is the Chief Executive Officer, evaluates performance, allocates resources and manages operations, which is primarily based on customer base. Specifically, the Corporate reportable segment is primarily comprised of private sector business customers with more than 250 employees in the US, the Small Business reportable segment is primarily comprised of private sector business customers with up to 250 employees in the US, and the Public reportable segment is comprised of government agencies and education and healthcare institutions in the US.

The accounting policies used to determine profit and loss measures are consistent across all reportable segments and on a consolidated basis. Additionally, the CODM reviews key profit and loss measures for each reportable segment consistently based on both segment Gross profit and Operating income. Specifically, the CODM reviews Gross profit by segment to develop forecasting and evaluate overall profitability performance and Operating income by segment to make investment strategy and performance-based compensation decisions. Segment information for Total assets and capital expenditures is not presented given that such information is not used in measuring segment performance or allocating resources between segments.

The Company has centralized logistics and headquarters functions that provide services to the segments. The logistics function includes purchasing, distribution and fulfillment services to support the Corporate, Small Business and Public segments. As a result, costs and intercompany charges associated with the logistics function are fully allocated to all of these segments based on a percent of Net sales. The centralized headquarters function provides services in areas such as accounting, information technology, marketing, legal and coworker services. Headquarters function costs that are not allocated to the segments are included under the heading of "Headquarters" in the tables below.

CDW CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions, except per share data, unless otherwise noted)

Information about the Company's segments for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Corporate	Small Business	Public	Other	Headquarters	Total
2024:						
Net sales	$ 8,837.2	$ 1,523.5	$ 8,157.7	$ 2,480.3	$ —	$ 20,998.7
Cost of sales	6,737.7	1,170.6	6,498.5	1,989.5	—	16,396.3
Gross profit	2,099.5	352.9	1,659.2	490.8	—	4,602.4
Other segment items[1]	1,220.0	171.9	913.3	378.7	267.2	2,951.1
Operating income (loss)	$ 879.5	$ 181.0	$ 745.9	$ 112.1	$ (267.2)	$ 1,651.3
Other Segment Information[2]						
Depreciation and amortization expense	$ 76.5	$ 3.4	$ 55.4	$ 28.1	$ 111.9	$ 275.3
2023:						
Net sales	$ 8,960.8	$ 1,556.0	$ 8,305.7	$ 2,553.5	$ —	$ 21,376.0
Cost of sales	6,833.0	1,194.3	6,638.2	2,058.1	—	16,723.6
Gross profit	2,127.8	361.7	1,667.5	495.4	—	4,652.4
Other segment items[1]	1,281.0	184.4	932.5	353.3	220.3	2,971.5
Operating income (loss)	$ 846.8	$ 177.3	$ 735.0	$ 142.1	$ (220.3)	$ 1,680.9
Other Segment Information[2]						
Depreciation and amortization expense	$ 82.1	$ 4.7	$ 58.4	$ 30.1	$ 95.4	$ 270.7
2022:						
Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ —	$ 23,748.7
Cost of sales	8,170.8	1,544.9	6,918.0	2,428.4	—	19,062.1
Gross profit	2,179.3	394.0	1,633.3	480.0	—	4,686.6
Other segment items[1]	1,247.6	207.2	951.6	349.3	195.7	2,951.4
Operating income (loss)	$ 931.7	$ 186.8	$ 681.7	$ 130.7	$ (195.7)	$ 1,735.2
Other Segment Information[2]						
Depreciation and amortization expense	$ 98.0	$ 6.4	$ 67.9	$ 31.9	$ 86.4	$ 290.6

(1)   Primarily includes payroll and other coworker costs, advertising expense and other selling and administrative costs.

(2)   Depreciation and amortization expense is primarily included within Other segment items.

(dollars in millions, except per share data, unless otherwise noted)

Geographic Areas and Revenue Mix

	Year Ended December 31, 2024				
	Corporate	Small Business	Public	Other	Total
Geography(1)					
United States	$ 8,779.4	$ 1,499.8	$ 8,150.4	$ 27.3	$ 18,456.9
Rest of World	57.8	23.7	7.3	2,453.0	2,541.8
Total Net sales	$ 8,837.2	$ 1,523.5	$ 8,157.7	$ 2,480.3	$ 20,998.7
Major Product and Services					
Hardware	$ 6,015.5	$ 1,201.6	$ 6,225.1	$ 1,776.9	$ 15,219.1
Software	1,863.0	228.7	1,320.5	392.2	3,804.4
Services	898.5	75.8	593.6	299.4	1,867.3
Other(2)	60.2	17.4	18.5	11.8	107.9
Total Net sales	$ 8,837.2	$ 1,523.5	$ 8,157.7	$ 2,480.3	$ 20,998.7
Sales by Channel					
Corporate	$ 8,837.2	$ —	$ —	$ —	$ 8,837.2
Small Business	—	1,523.5	—	—	1,523.5
Government	—	—	2,486.9	—	2,486.9
Education	—	—	3,167.3	—	3,167.3
Healthcare	—	—	2,503.5	—	2,503.5
Other	—	—	—	2,480.3	2,480.3
Total Net sales	$ 8,837.2	$ 1,523.5	$ 8,157.7	$ 2,480.3	$ 20,998.7
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	$ 7,369.0	$ 1,325.6	$ 7,176.7	$ 2,101.7	$ 17,973.0
Transferred at a point in time where CDW is agent	807.1	146.7	526.9	126.9	1,607.6
Transferred over time where CDW is principal	661.1	51.2	454.1	251.7	1,418.1
Total Net sales	$ 8,837.2	$ 1,523.5	$ 8,157.7	$ 2,480.3	$ 20,998.7

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

	Year Ended December 31, 2023				
	Corporate	Small Business	Public	Other	Total
Geography[(1)]					
United States	$ 8,894.5	$ 1,534.5	$ 8,299.4	$ 26.5	$ 18,754.9
Rest of World	66.3	21.5	6.3	2,527.0	2,621.1
Total Net sales	$ 8,960.8	$ 1,556.0	$ 8,305.7	$ 2,553.5	$ 21,376.0
Major Product and Services					
Hardware	$ 6,216.9	$ 1,242.3	$ 6,460.4	$ 1,783.0	$ 15,702.6
Software	1,772.3	232.8	1,295.4	498.8	3,799.3
Services	909.1	62.6	531.5	258.1	1,761.3
Other[(2)]	62.5	18.3	18.4	13.6	112.8
Total Net sales	$ 8,960.8	$ 1,556.0	$ 8,305.7	$ 2,553.5	$ 21,376.0
Sales by Channel					
Corporate	$ 8,960.8	$ —	$ —	$ —	$ 8,960.8
Small Business	—	1,556.0	—	—	1,556.0
Government	—	—	2,669.1	—	2,669.1
Education	—	—	3,298.3	—	3,298.3
Healthcare	—	—	2,338.3	—	2,338.3
Other	—	—	—	2,553.5	2,553.5
Total Net sales	$ 8,960.8	$ 1,556.0	$ 8,305.7	$ 2,553.5	$ 21,376.0
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	$ 7,515.7	$ 1,374.1	$ 7,411.1	$ 2,212.0	$ 18,512.9
Transferred at a point in time where CDW is agent	778.0	145.3	480.6	117.9	1,521.8
Transferred over time where CDW is principal	667.1	36.6	414.0	223.6	1,341.3
Total Net sales	$ 8,960.8	$ 1,556.0	$ 8,305.7	$ 2,553.5	$ 21,376.0

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

	Year Ended December 31, 2022				
	Corporate	Small Business	Public	Other	Total
Geography[(1)]					
United States	$ 10,321.2	$ 1,934.8	$ 8,550.8	$ 21.8	$ 20,828.6
Rest of World	28.9	4.1	0.5	2,886.6	2,920.1
Total Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ 23,748.7
Major Product and Services					
Hardware	$ 7,561.0	$ 1,610.7	$ 6,763.9	$ 2,155.4	$ 18,091.0
Software	1,781.5	232.9	1,196.9	473.6	3,684.9
Services	929.3	73.8	570.7	268.2	1,842.0
Other[(2)]	78.3	21.5	19.8	11.2	130.8
Total Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ 23,748.7
Sales by Channel					
Corporate	$ 10,350.1	$ —	$ —	$ —	$ 10,350.1
Small Business	—	1,938.9	—	—	1,938.9
Government	—	—	2,574.3	—	2,574.3
Education	—	—	3,621.4	—	3,621.4
Healthcare	—	—	2,355.6	—	2,355.6
Other	—	—	—	2,908.4	2,908.4
Total Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ 23,748.7
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	$ 8,971.4	$ 1,751.1	$ 7,717.1	$ 2,576.5	$ 21,016.1
Transferred at a point in time where CDW is agent	749.3	140.1	426.9	97.7	1,414.0
Transferred over time where CDW is principal	629.4	47.7	407.3	234.2	1,318.6
Total Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ 23,748.7

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

The following table presents Net sales by major category for the years ended December 31, 2024, 2023 and 2022. Categories are based upon internal classifications.

	Year Ended December 31,					
	2024		2023		2022	
	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales
Hardware:						
Notebooks/Mobile Devices	$ 5,089.9	24.2 %	$ 4,690.5	21.9 %	$ 6,179.7	26.0 %
Netcomm Products	2,538.2	12.1	3,185.4	14.9	2,729.7	11.5
Collaboration	1,770.6	8.4	1,909.7	8.9	2,394.8	10.1
Data Storage and Servers	2,133.8	10.2	2,240.7	10.5	2,479.0	10.4
Desktops	1,111.2	5.3	1,069.1	5.0	1,284.9	5.4
Other Hardware	2,575.4	12.3	2,607.2	12.3	3,022.9	12.7
Total Hardware	15,219.1	72.5	15,702.6	73.5	18,091.0	76.1
Software(1)	3,804.4	18.1	3,799.3	17.8	3,684.9	15.5
Services(1)	1,867.3	8.9	1,761.3	8.2	1,842.0	7.8
Other(2)	107.9	0.5	112.8	0.5	130.8	0.6
Total Net sales	$ 20,998.7	100.0 %	$ 21,376.0	100.0 %	$ 23,748.7	100.0 %

(1) Certain software and services revenues are recorded on a net basis for accounting purposes. As a result, the category percentage of net revenues is not representative of the category percentage of gross profits.

(2) Includes items such as delivery charges to customers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. Management based this assessment on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013 framework)."

Based on its assessment, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

Ernst & Young LLP, independent registered public accounting firm, has audited the Consolidated Financial Statements of the Company and the Company's internal control over financial reporting and has included their reports herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CDW Corporation

Opinion on Internal Control Over Financial Reporting

We have audited CDW Corporation and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CDW Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 21, 2025

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted The CDW Way Code, our code of business conduct and ethics, that is applicable to all of our coworkers, including officers, and directors. A copy of The CDW Way Code is available on our website at www.cdw.com. We intend to disclose any substantive amendments to, or waivers from, The CDW Way Code by posting such information on our website or by filing a Form 8-K, in each case to the extent such disclosure is required by the rules of the SEC or Nasdaq.

We have a Policy on Insider Trading governing the purchase, sale, and/or other dispositions of our securities by directors, officers, coworkers and consultants, as well as the Company itself, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. A copy of our Policy on Insider Trading is filed with this Annual Report on Form 10-K as Exhibit 19.1.

See Part I - "Information about our Executive Officers" for the biographical information of our executive officers, which is incorporated by reference in this Item 10. Other information required under this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2025 annual meeting of stockholders on May 20, 2025 ("2025 Proxy Statement"), which we will file with the SEC on or before April 30, 2025.

Item 11. Executive Compensation

Information required under this Item 11 is incorporated herein by reference to the 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item 12 is incorporated herein by reference to the 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item 13 is incorporated herein by reference to the 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required under this Item 14 is incorporated herein by reference to the 2025 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a)   Financial Statements and Schedules

      The following documents are filed as part of this report:

      (1)   Consolidated Financial Statements:

	Page
Report of Independent Registered Public Accounting Firm	39
Consolidated Balance Sheets as of December 31, 2024 and 2023	41
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022	42
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	43
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	44
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022	45
Notes to Consolidated Financial Statements	46

      All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or notes thereto.

(b)   Exhibits

Exhibit Number	Description
3.1	Seventh Amended and Restated Certificate of Incorporation of CDW Corporation, previously filed as Exhibit 3.1 with CDW Corporation's Form 8-K filed on May 22, 2023 and incorporated herein by reference.
3.2	Amended and Restated By Laws of CDW Corporation, previously filed as Exhibit 3.1 with CDW Corporation's Form 8-K filed on December 18,2024 and incorporated herein by reference.
3.3	Articles of Organization of CDW LLC, previously filed as Exhibit 3.3 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.4	Amended and Restated Limited Liability Company Agreement of CDW LLC, previously filed as Exhibit 3.4 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.5	Certificate of Incorporation of CDW Finance Corporation, previously filed as Exhibit 3.5 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.6	Amended and Restated By-Laws of CDW Finance Corporation, previously filed as Exhibit 3.1 with CDW Corporation's Form 10-Q filed on May 8, 2015 and incorporated herein by reference.
3.7	Articles of Organization of CDW Technologies LLC, previously filed as Exhibit 3.7 with CDW Corporation's Form 10-K filed on February 25, 2016 and incorporated herein by reference.
3.8	Operating Agreement of CDW Technologies LLC, previously filed as Exhibit 3.8 with CDW Corporation's Form 10-K filed on February 25, 2016 and incorporated herein by reference.
3.9	Articles of Organization of CDW Direct, LLC, previously filed as Exhibit 3.9 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.10	Amended and Restated Limited Liability Company Agreement of CDW Direct, LLC, previously filed as Exhibit 3.10 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.11	Articles of Organization of CDW Government LLC, previously filed as Exhibit 3.11 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.

Exhibit Number	Description
3.12	Amended and Restated Limited Liability Company Agreement of CDW Government LLC, previously filed as Exhibit 3.12 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.13	Articles of Organization of CDW Logistics LLC, previously filed as Exhibit 3.13 with CDW Corporation's Form 10-K filed on February 28, 2020 and incorporated herein by reference.
3.14	Limited Liability Company Agreement of CDW Logistics LLC, previously filed as Exhibit 3.14 with CDW Corporation's Form 10-K filed on February 28, 2020 and incorporated herein by reference.
3.15	Articles of Organization of Amplified IT LLC, previously filed as Exhibit 3.15 with CDW Corporation's Post-Effective Amendment No. 1 to Form S-3 filed on November 23, 2021 and incorporated herein by reference.
3.16	Amended and Restated Operating Agreement of Amplified IT LLC, previously filed as Exhibit 3.1 with CDW Corporation's Form 10-Q filed on November 1, 2023 and incorporated herein by reference.
3.17	Certificate of Conversion of SCS Holdings I LLC, previously filed as Exhibit 3.17 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.18	Limited Liability Company Agreement of SCS Holdings I LLC, previously filed as Exhibit 3.18 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.19	Certificate of Conversion of Sirius Computer Solutions, LLC, previously filed as Exhibit 3.19 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.20	Limited Liability Company Agreement of Sirius Computer Solutions, LLC, previously filed as Exhibit 3.20 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.21	Articles of Conversion of Sirius Federal, LLC, previously filed as Exhibit 3.21 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.22	Articles of Amendment of Sirius Federal, LLC, previously filed as Exhibit 3.22 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.23	Amended and Restated Limited Liability Company Agreement of Sirius Federal, LLC, previously filed as Exhibit 3.23 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.24	Certificate of Formation of Sirius Computer Solutions Financial Services, LLC, previously filed as Exhibit 3.24 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.25	Second Amended and Restated Limited Liability Company Agreement of Sirius Computer Solutions Financial Services, LLC, previously filed as Exhibit 3.25 with CDW Corporation's Form S-3 filed on August 2, 2023 and incorporated herein by reference.
3.26*	Certificate of Incorporation of Mission Cloud Services, Inc.
3.27*	Amended and Restated Bylaws of Mission Cloud Services, Inc.
4.1*	Description of CDW Corporation's Common Stock
4.2	Specimen Common Stock Certificate, previously filed as Exhibit 4.1 with CDW Corporation's Amendment No. 3 to Form S-1 filed on June 25, 2013 and incorporated herein by reference.
4.3	Base Indenture, dated as of December 1, 2014, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.1 with CDW Corporation's Form 8-K filed on December 1, 2014 and incorporated herein by reference.

Exhibit Number	Description
4.4	Fourth Supplemental Indenture, dated as of September 26, 2019, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on September 26, 2019 and incorporated herein by reference.
4.5	Form of 4.250% Senior Note (included as Exhibit A to Exhibit 4.4) previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on September 26, 2019 and incorporated herein by reference.
4.6	Fifth Supplemental Indenture, dated as of April 21, 2020, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on April 21, 2020 and incorporated herein by reference.
4.7	Form of 4.125% Senior Note (included as Exhibit A to Exhibit 4.6), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on April 21, 2020 and incorporated herein by reference.
4.8	Sixth Supplemental Indenture, dated as of August 13, 2020, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on August 13, 2020 and incorporated herein by reference.
4.9	Form of 3.25% Senior Note (included as Exhibit A to Exhibit 4.8), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on August 13, 2020 and incorporated herein by reference.
4.10	Seventh Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.11	Form of 2.670% Senior Note (included as Exhibit A to Exhibit 4.10) previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.12	Eighth Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.4 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.13	Form of 3.276% Senior Note (included as Exhibit A to Exhibit 4.12) previously filed as Exhibit 4.5 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.14	Ninth Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.6 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.15	Form of 3.569% Senior Note (included as Exhibit A to Exhibit 4.14) previously filed as Exhibit 4.7 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.16*	Eleventh Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.17*	Twelfth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.18*	Thirteenth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.19*	Fourteenth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee

Exhibit Number	Description
4.20*	Fifteenth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.21*	Sixteenth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.22*	Seventeenth Supplemental Indenture, dated as of January 31, 2022, by and among SCS Holdings I, LLC, Sirius Computer Solutions, LLC, Sirius Federal, LLC, Sirius Computer Solutions Financial Services, LLC and U.S. Bank National Association, as trustee
4.23	Eighteenth Supplemental Indenture, dated as of August 22, 2024, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank Trust Company, National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on August 22, 2024 and incorporated herein by reference.
4.24	Form of 5.100% Senior Note (included as Exhibit A to Exhibit 4.23), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on August 22, 2024 and incorporated herein by reference.
4.25	Nineteenth Supplemental Indenture, dated as of August 22, 2024, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank Trust Company, National Association as trustee, previously filed as Exhibit 4.4 with CDW Corporation's Form 8-K filed on August 22, 2024 and incorporated herein by reference.
4.26	Form of 5.550% Senior Note (included as Exhibit A to Exhibit 4.25), previously filed as Exhibit 4.5 with CDW Corporation's Form 8-K filed on August 22, 2024 and incorporated herein by reference.
4.27*	Twentieth Supplemental Indenture, dated as of January 27, 2025, by and between Mission Cloud Services, Inc. and U.S. Bank Trust Company, National Association, as trustee.
10.1	Credit Agreement, dated as of December 1, 2021, by and among CDW LLC, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the joint lead arrangers, joint bookrunners, co-syndication agents and co-documentation agents party thereto, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on December 2, 2021 and incorporated herein by reference.
10.2	Amendment Agreement, dated as of April 5, 2022, by and between CDW LLC and JPMorgan Chase Bank, N.A., previously filed as Exhibit 10.1 with CDW Corporation's Form 10-Q filed on May 4, 2022 and incorporated herein by reference.
10.3	Amendment No. 1 to Credit Agreement, dated as of June 7, 2023, by and among CDW LLC, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, previously filed as Exhibit 10.1 to CDW Corporation's Form 10-Q filed on August 2, 2023 and incorporated herein by reference.
10.4	Revolving Credit Agreement, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Holdings Limited, the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Commercial Distribution Finance, LLC, as floorplan funding agent, and the joint lead arrangers, joint bookrunners, co-syndication agents and co-documentation agents party thereto, previously filed as Exhibit 10.2 with CDW Corporation's Form 8-K filed on December 2, 2021 and incorporated herein by reference.
10.5	Amendment No. 1 to Revolving Credit Agreement, dated as of June 7, 2023, by and among CDW LLC, CDW Finance Holdings Limited, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, previously filed as Exhibit 10.2 to CDW Corporation's Form 10-Q filed on August 2, 2023 and incorporated herein by reference.
10.6§	Form of Compensation Protection Agreement, previously filed as Exhibit 10.4 with CDW Corporation's Form 10-K filed on February 24, 2023 and incorporated herein by reference.
10.7§	Letter Agreement, dated as of September 13, 2011, by and between CDW Direct, LLC and Christina M. Corley, previously filed as Exhibit 10.31 with CDW Corporation's Form 10-K filed on March 9, 2012 and incorporated herein by reference.

Exhibit Number	Description
10.8§	Form of Indemnification Agreement by and between CDW Corporation and its directors and executive officers, previously filed as Exhibit 10.32 with CDW Corporation's Amendment No. 2 to Form S-1 filed on June 14, 2013 and incorporated herein by reference.
10.9§	CDW Corporation Senior Management Incentive Plan, as Amended and Restated Effective January 1, 2020, previously filed as Exhibit 10.1 with CDW Corporation's Form 10-Q filed on August 5, 2020 and incorporated herein by reference.
10.10§	CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on May 19, 2016 and incorporated herein by reference.
10.11§	CDW Corporation 2021 Long-Term Incentive Plan, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on May 21, 2021 and incorporated herein by reference.
10.12§*	CDW Corporation Coworker Stock Purchase Plan (As Amended and Restated, Effective May 20, 2021),
10.13§	Form of Stock Option Agreement under the CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan, previously filed as Exhibit 10.22 with CDW Corporation's Form 10-K filed on March 1, 2017 and incorporated herein by reference.
10.14§	Form of Stock Option Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.14 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.15§	Form of Stock Option Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted on or after February 15, 2023, previously filed as Exhibit 10.13 with CDW Corporation's Form 10-K filed on February 24, 2023 and incorporated herein by reference.
10.16§	Form of Performance Share Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.17 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.17§*	Form of Performance Share Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted on or after February 15, 2023.
10.18§*	Form of Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan.
10.19§	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan, previously filed as Exhibit 10.20 with CDW Corporation's Form 10-K filed on February 24, 2023 and incorporated herein by reference.
10.20§	Form of Lead Independent Director Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan, previously filed as Exhibit 10.1 with CDW Corporation's Form 10-Q filed on May 3, 2023 and incorporated herein by reference.
10.21§	CDW LLC Nonqualified Deferred Compensation Plan, previously filed as Exhibit 10.3 with CDW Corporation's Form 10-Q filed on August 4, 2021 and incorporated herein by reference.
10.22§	First Amendment to the CDW LLC Nonqualified Deferred Compensation Plan, previously filed as Exhibit 10.2 with CDW Corporation's Form 10-Q filed on May 3, 2023 and incorporated herein by reference.
10.23§	CDW Director Deferred Compensation Plan, previously filed as Exhibit 10.23 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.24§	Letter Agreement, dated as of October 24, 2024, by and between CDW Corporation and Christina M. Corley, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on October 25, 2024 and incorporated herein by reference.
19.1*	CDW Corporation Policy on Insider Trading.
21.1*	List of subsidiaries.
22.1*	List of Issuer and Guarantor subsidiaries.

Exhibit Number	Description
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350.
97.1§	CDW Corporation Restatement Disgorgement Policy, previously filed as Exhibit 97.1 with CDW Corporation's Form 10-K filed on February 26, 2024 and incorporated herein by reference.
101.INS*	XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Filed herewith

**   These items are furnished and not filed.

§   A management contract or compensatory arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDW CORPORATION

Date: February 21, 2025

By: /s/ Christine A. Leahy

Christine A. Leahy

Chair, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christine A. Leahy Christine A. Leahy	Chair, President and Chief Executive Officer (principal executive officer) and Director	February 21, 2025
/s/ Albert J. Miralles Albert J. Miralles	Chief Financial Officer and Senior Vice President, Enterprise Business Operations (principal financial officer)	February 21, 2025
/s/ Peter R. Locy Peter R. Locy	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	February 21, 2025
/s/ Virginia C. Addicott Virginia C. Addicott	Director	February 21, 2025
/s/ James A. Bell James A. Bell	Director	February 21, 2025
/s/ Lynda M. Clarizio Lynda M. Clarizio	Director	February 21, 2025
/s/ Anthony R. Foxx Anthony R. Foxx	Director	February 21, 2025
/s/ Kelly J. Grier Kelly J. Grier	Director	February 21, 2025
/s/ Marc E. Jones Marc E. Jones	Director	February 21, 2025
/s/ Sanjay Mehrotra Sanjay Mehrotra	Director	February 21, 2025
/s/ David W. Nelms David W. Nelms	Director	February 21, 2025
/s/ Joseph R. Swedish Joseph R. Swedish	Director	February 21, 2025
/s/ Donna F. Zarcone Donna F. Zarcone	Director	February 21, 2025

(Unaudited)
($ in millions)

Non-GAAP Operating Income Reconciliation

	2019	2020	2021	2022	2023	2024
Operating income	$ 1,133.6	$ 1,179.2	$ 1,419.0	$ 1,735.2	$ 1,680.9	$ 1,651.3
Amortization of intangibles[(1)]	178.5	158.1	94.9	167.9	154.4	150.9
Equity-based compensation	48.5	42.5	72.6	91.1	93.7	64.7
Transformation initiatives[(2)]	—	—	—	6.3	27.1	34.8
Acquisition and integration expense	3.6	4.9	54.3	48.3	30.0	12.2
Workplace optimization[(3)]	—	—	—	—	47.7	25.4
Other adjustments	4.2	19.9	4.6	1.7	5.3	7.7
Non-GAAP operating income	$ 1,368.4	$ 1,404.6	$ 1,645.4	$ 2,050.5	$ 2,039.1	$ 1,947.0

(1) Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

(2) Includes costs related to strategic transformation initiatives focused on optimizing various operations and systems.

(3) Includes costs related to workforce reductions and charges related to the reduction of our real estate lease portfolio.

Non-GAAP Net Income Reconciliation

	2019	2020	2021	2022	2023	2024
US GAAP Net income	$ 736.8	$ 788.5	$ 988.6	$ 1,114.5	$ 1,104.3	$ 1,077.8
Amortization of intangibles[(1)]	178.5	158.1	94.9	167.9	154.4	150.9
Equity-based compensation	48.5	42.5	72.6	91.1	93.7	64.7
Gain on sale of equity method investment	—	—	(36.0)	—	—	—
Net loss on extinguishments of long-term debt	22.1	27.3	6.0	1.6	—	—
Transformation initiatives[(2)]	—	—	—	6.3	27.1	34.8
Acquisition and integration expense	3.6	4.9	54.3	48.3	30.0	12.2
Workplace optimization[(3)]	—	—	—	—	47.7	25.4
Other adjustments	4.2	19.9	4.6	1.7	5.3	6.9
Aggregate adjustment for income taxes	(91.6)	(86.8)	(66.1)	(89.9)	(116.3)	(85.5)
Non-GAAP net income	$ 902.1	$ 954.4	$ 1,118.9	$ 1,341.5	$ 1,346.2	$ 1,287.2
US GAAP net income per diluted share	$ 4.99	$ 5.45	$ 7.04	$ 8.13	$ 8.10	$ 7.97
Non-GAAP net income per diluted share	$ 6.10	$ 6.59	$ 7.97	$ 9.79	$ 9.88	$ 9.52
Shares used in computing US GAAP and Non-GAAP net income per diluted share	147.8	144.8	140.5	137.0	136.3	135.2

(1) Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

(2) Includes costs related to strategic transformation initiatives focused on optimizing various operations and systems.

(3) Includes costs related to the workforce reductions and charges related to the reduction of our real estate lease portfolio.

Return on Working Capital

	2019	2020	2021	2022	2023	2024
Numerator						
Non-GAAP operating income[1]	$ 1,368.4	$ 1,404.6	$ 1,645.4	$ 2,050.5	$ 2,039.1	$ 1,947.0
Taxes[2]	(355.8)	(365.2)	(427.8)	(533.1)	(530.2)	(506.2)
Non-GAAP operating income after tax	1,012.6	1,039.4	1,217.6	1,517.4	1,508.9	1,440.8
Denominator						
Trailing 5-point avg. AR[3]	$ 3,233.7	$ 3,527.3	$ 3,982.9	$ 4,984.6	$ 4,928.7	$ 5,230.9
Trailing 5-point avg. Inventory	582.4	677.2	833.2	943.4	749.1	670.3
Trailing 5-point avg. AP[4]	(2,270.0)	(2,412.3)	(2,754.9)	(3,632.9)	(3,309.6)	(3,446.8)
Working capital	$ 1,546.1	$ 1,792.2	$ 2,061.2	$ 2,295.1	$ 2,368.2	$ 2,454.4
Return on working capital	65.5 %	58.0 %	59.1 %	66.1 %	63.7 %	58.7 %

(1) Non-GAAP measure. Refer to previous table for non-GAAP reconciliation.
(2) The normalized effective tax rate is 26%.
(3) Includes Accounts receivable and Miscellaneous receivables.
(4) Includes Accounts payable-trade, Accounts payable-inventory financing and cash overdrafts.

Adjusted Free Cash Flow

	Year Ended December 31,	
	2024	2023
Net cash provided by operating activities	$ 1,277.3	$ 1,598.7
Capital expenditures	(122.6)	(148.2)
Free cash flow	1,154.7	1,450.5
Net change in accounts payable-inventory financing	(75.7)	(23.7)
Adjusted free cash flow[1]	$ 1,079.0	$ 1,426.8

(1) Defined as Cash flows provided by operating activities less capital expenditures, adjusted to include cash flows from financing activities that relate to the purchase of inventory.

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COMPANY INFORMATION

Principal Location
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061
(847) 465-6000

Auditors
Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Common Stock Listing
The company's common stock is listed on Nasdaq under the trading symbol CDW.

Transfer Agent, Registrar and Dividend Disbursing Agent
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
Email: web.queries@computershare.com
Telephone: (800) 736-3001 (toll free)
              (781) 575-3100 (toll number)

Investor Relations Contact
Steven O'Brien
Vice President, Investor Relations
(847) 968-0238
investorrelations@cdw.com

Upon written request to Investor Relations, we will provide, free of charge, a copy of our Form 10-K for the fiscal year ended December 31, 2024.

CDW's Annual Report, Form 10-K, Form 10-Q, proxy statement and other filings with the Securities and Exchange Commission, can be accessed on investor.cdw.com under SEC filings.

Media Relations Contact
Sara Granack
Vice President, Corporate Communications & Reputation
(847) 419-7411
saragra@cdw.com

Forward-looking Statements
Statements in this annual report that are not statements of historical fact are forward-looking statements within the meaning of the federal securities laws, including without limitation statements regarding the future financial performance of CDW. These statements involve risks and uncertainties that may cause actual results or events to differ materially from those described in such statements. Important factors that could cause actual results or events to differ materially from CDW's expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in CDW's Annual Report on Form 10-K for the year ended December 31, 2024 (the "Form 10-K") and in CDW's subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. Refer to page 3 of the Form 10-K for additional information. CDW undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share and Adjusted free cash flow are not based on generally accepted accounting principles in the United States ("non-GAAP"). CDW believes these non-GAAP financial measures provide helpful information with respect to the underlying operating performance of CDW's business, as they remove the impact of items that management believes are not reflective of underlying operating performance. For a reconciliation of these non-GAAP financial measures to the applicable most comparable US GAAP financial measures, see page 87 of this Annual Report. Reconciliations for these financial measures are also included on the investor relations section of the company website at www.cdw.com. Non-GAAP measures used by CDW may differ from similar measures used by other companies, even when similar terms are used to identify such measures.



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CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061